Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NUPRIM, INC.,

(a Maryland corporation)

NUPRIM SHAREHOLDERS,

MOTIF BIOSCIENCES INC.,

(a Delaware corporation)

AND

R. MICHAEL FLOYD AS NUPRIM SHAREHOLDERS’ REPRESENTATIVE

DATED AS OF December 31, 2014

i

5.21	Affiliate Transactions	25
5.22	No Broker	25
5.23	Absence of Certain Business Practices	25
5.24	Security Law Compliance	26
5.25	Representations regarding LSMG Transfer	26

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF MOTIF		27
6.1	Organization and Authority	27
6.2	Authorization and Validity	27
6.3	No Conflict; Consents	27
6.4	No Governmental Proceedings or Litigation	27
6.5	No Broker	27
6.6	Motif UK Ordinary Shares	27

ARTICLE VII PRE-CLOSING MATTERS		28
7.1	Personnel	28
7.2	Shareholder Approval	28
7.3	Conduct of Business Prior to Closing	28
7.4	Exclusivity	30
7.5	Commercially Reasonable Efforts	30
7.6	Mutual Cooperation	31
7.7	Notification	31
7.8	Access to Information; Financial Statements	31
7.9	Intercompany Arrangements	31
7.10	Payoff of Company Debt	32
7.11	Transfer of Iclaprim Asset	32
7.12	Storage	32
7.13	Reporting	32
7.14	FDA Type C Meeting Materials	32

ARTICLE VIII POST-CLOSING MATTERS		32
8.1	Reporting	32
8.2	Other Post-Closing Deliverable	33
8.3	Registration of Shares on the Exchange	33
8.4	Post-Closing Transfer Restrictions	33
8.5	Intellectual Property Maintenance	33
8.6	Additional Assets	33
8.7	Transfer Taxes	33
8.8	Conduct of Business with Respect to Taxes	34
8.9	Cooperation on Tax Matters	34
8.10	Preparation and Filing of Pre-Closing Period Tax Returns for Nuprim	34
8.11	Preparation and Filing of Straddle Period Tax Returns for Nuprim	35
8.12	Computation of Tax Liabilities	36
8.13	Tax Contests	37
8.14	Tax Refunds	39
8.15	Adjustment to Purchase Price in Connection with Taxes	39
8.16	Payments in Connection with Taxes	39

8.17	Non-Compete	40
8.18	Further Assurances	40
8.19	Release by Nuprim Shareholders	40
8.20	Proprietary Information	41
8.21	FDA Type C Meeting Materials	42

ARTICLE IX INDEMNIFICATION		42
9.1	Indemnification by Nuprim and Nuprim Shareholders	42
9.2	Indemnification by Motif	43
9.3	Limitations on Liability	43
9.4	Survival	43
9.5	Exclusive Remedy	43
9.6	Nuprim Shareholders’ Cap	44
9.7	Third Party Claims	44

ARTICLE X NUPRIM SHAREHOLDERS’ REPRESENTATIVE		45
10.1	Appointment of Nuprim Shareholders’ Representative	45
10.2	Powers and Authority of Nuprim Shareholders’ Representative	45
10.3	Successor Representatives	47
10.4	Motif Reliance	47

ARTICLE XI TERMINATION		47
11.1	Pre-Closing Termination	47
11.2	Other Termination Rights	48

ARTICLE XII DISPUTE RESOLUTION		49
12.1	Arbitration	49
12.2	Good Faith	49
12.3	Procedure	49
12.4	Consent to Jurisdiction and Venue	49

ARTICLE XIII MISCELLANEOUS		50
13.1	Costs	50
13.2	Notices	50
13.3	Entire Agreement	52
13.4	Conflict	52
13.5	Waivers and Amendments	52
13.6	Binding Effect; Assignment	52
13.7	No Rescission	53
13.8	Governing Law	53
13.9	Specific Performance	53
13.10	Waiver of Jury Trial	53
13.11	Construction	53
13.12	Agreement Severable	53
13.13	Counterparts	53
13.14	No Third Party Beneficiaries	54
13.15	Public Announcements	54

SCHEDULES

To Be Updated Prior to Closing

EXHIBITS

Exhibit A	Iclaprim Assets

Exhibit B	Fully-Executed Term Sheet, dated October 17, 2014

Exhibit C	Nuprim Shareholders’ Ownership of Additional Shares Issuance

Exhibit D	Form of Articles of Merger

Exhibit E	Form of State Of Delaware Certificate Of Merger Of Foreign Corporation Into A Domestic Corporation

Exhibit F	Form of Warrant

Exhibit G	Bad Actor

Exhibit H	Consulting Agreement with Sergio Lociuro

ANNEXES TO EXHIBIT A

Annex- 1	Abandoned Patents

Annex- 2	Nuprim Information, Know-How and Goodwill

Annex- 3	Nuprim Health and Regulatory Registrations and Applications

Annex- 4	Nuprim Documentation, Records, and Work Product

Annex- 5	Nuprim Agreements

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (together with all Schedules and Exhibits, this “Agreement”), dated as of December 31, 2014, is entered into by and among Motif Biosciences Inc., a Delaware corporation (“Motif”), Nuprim, Inc., a Maryland corporation (“Nuprim”),  and each of R. Michael Floyd, Khalid Islam, Brad Spellberg, and Sergio Lociuro (collectively the “Nuprim Shareholders” and each a “Nuprim Shareholder”) as the shareholders of Nuprim.  Additionally, this Agreement is joined by R. Michael Floyd in his representative capacity as Nuprim Shareholders’ Representative.  Motif, Nuprim, Nuprim Shareholders and Nuprim Shareholders’ Representative are each referred to herein as a “Party” and collectively as, the “Parties”.

WHEREAS, Nuprim Shareholders are the record and beneficial owners of all of the issued and outstanding equity interests of Nuprim, which consists of 1,000 shares of common stock of Nuprim (the “Nuprim Shares”); and

WHEREAS, pursuant to that certain Sale and Purchase Agreement dated September 13, 2013 by and between Life Sciences Management Group, Inc., a Maryland Corporation (“LSMG”) as Purchaser, and Acino Pharma AG, a Swiss company (“Acino Purchase Agreement”), LSMG acquired all rights, title and interest to the pharmaceutical product Iclaprim in the Field (the “Iclaprim Assets”) on behalf of the Nuprim Shareholders pursuant to that certain Nominee Agreement by and among LSMG and the Nuprim Shareholders;

WHEREAS, pursuant to that certain Assignment Agreement by and between LSMG and the Nuprim Shareholders, the Nuprim Shareholders acquired all rights, title and interest to the Iclaprim Assets (“LSMG Transfer”); and

WHEREAS, pursuant to that certain Assignment Agreement by and between Nuprim Shareholders and Nuprim, Nuprim has acquired all rights, title and interest to the Iclaprim Assets, which rights are more fully set forth in Exhibit A; and

WHEREAS, the Parties, together with LSMG, entered into that certain Term Sheet (the “Term Sheet”), dated October 17, 2014, attached hereto and incorporated by reference as Exhibit B, pursuant to which Motif has issued and currently holds in escrow (in its capacity as escrow agent, the “Escrow Agent”) 2,105,832 shares of Motif Stock (the “Escrowed Shares”); and

WHEREAS, the Parties now desire to enter into this Agreement pursuant to which Nuprim will merge with and into Motif, so that Motif will continue as the Surviving Corporation (the “Merger”), and whereby Nuprim Shareholders will receive consideration in the form of shares and warrants in the parent corporation of Motif, Motif Bio Limited, a United Kingdom limited company (“Motif UK”); and

WHEREAS, the respective boards of directors of Nuprim and Motif have approved and declared advisable the Merger, this Agreement and the other Transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing, the representations and warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, and incorporating the above recitals with and into this Agreement, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1          Definitions.  As used in this Agreement, the following terms have the following meanings:

“AAA” has the meaning provided in Section 12.1.

“Acino Purchase Agreement” has the meaning provided in the Recitals.

“Additional Shares” means shares of Motif UK Ordinary Shares which, taken together with the Escrowed Shares, will equate to an aggregate total of 12% of the sum of (i) the fully-diluted shares of Motif UK Immediately Prior to the Admission, and (ii) such number of additional shares to be issued upon Admission based on a raise of five million Pounds Sterling (5,000,000 BPS) at a ten million Pound Sterling (10,000,000 BPS) valuation prior to Admission; provided that the calculation of the 12% shall not include the Additional Shares or the Warrants or the Motif UK Ordinary Shares to be issued under such Warrants.  Such sum calculation specified above will be reduced by the number of Escrowed Shares.  See Exhibit C for an example, for illustrative purposes only, of the calculation of the number of Additional Shares to be issued.

“Admission” has the meaning provided in Section 4.3(b).

“Affiliate” of a specified Person means any other Person, which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person.  For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock, by contract, or otherwise.

“Affiliate Transactions” has the meaning provided in Section 5.21.

“Agreement” has the meaning provided in the Preamble.

“API” means active pharmaceutical ingredient.

“Articles of Merger” has the meaning provided in Section 2.1.

“Assets” has the meaning provided in Section 5.11(c).

“Business” means any business performed, conducted or proposed to be conducted, in each case presently and/or as of Closing, by Nuprim as a going concern.

“Business Day” means any day other than: (a) a Saturday or Sunday; or (b) a day on which banks are required or authorized by Law to close in New York, New York.

“Bylaws” means the bylaws or rules of self-governance (or other similar document) and all amendments thereto adopted by the specified Person, in each case as in full force and effect from time to time.

“Cap” has the meaning provided in Section 9.6.

“Certificates” has the meaning provided in Section 3.3(a).

“Certificate of Merger” has the meaning provided in Section 2.1.

“Change of Control Payments” means all severance, retention, change of control or similar payments payable by Nuprim in connection with the Transactions.

“Charter” means the articles or certificate of incorporation, articles of association (or other documents of formation) and all amendments thereto adopted by the specified Person, in each case as in full force and effect from time to time.

“Claim” means suit, action, investigation, allegation, Proceeding, inquiry or other claim or legal or administrative Proceeding.

“Closing” has the meaning provided in Section 4.1.

“Closing Date” has the meaning provided in Section 4.1.

“Closing Time” has the meaning provided in Section 2.1.

“Code” means the United States federal Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means (a) any employment, change in control, retention, severance or similar contract or arrangement (whether or not written) or any plan (including, without limitation, any “employee benefit plan,” as defined in Section 3(3) of ERISA, or any Foreign Plan) (Company Benefit Plans to employees who are providing services at a location, which are subject to the Laws of any jurisdiction outside of the United States (a “Foreign Plan”)), policy, practice, fund, program or contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, fringe benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker’s compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits), whether written or oral, that is maintained, administered, sponsored or contributed to, by, or required to be contributed by Nuprim, or with respect to which Nuprim could otherwise have any liability or obligation, whether direct or indirect, absolute or contingent; and (b) any defined benefit pension plan in respect of which Nuprim or any ERISA Affiliate could incur liability whether direct or indirect, absolute or contingent.

“Company Debt” means, all of the following, whether issued to, extended to, applicable to, incurred by, or a contractual obligation of, Nuprim: (a) all obligations for borrowed money or in respect of banker’s acceptances or letters of credit issued or created for the account or benefit of Nuprim (for clarity, excluding unfunded letters of credit), whether secured or unsecured, whether or not represented by bonds, debentures, notes or other securities, and whether owing to banks, financial institutions or otherwise; (b) all indebtedness of Nuprim created or arising under any conditional sale or other title retention Contract with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such Contract in the event of default are limited to repossession or sale of such property); (c) all indebtedness of Nuprim secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien; (d) all obligations under Leases recorded as capital Leases in respect of which Nuprim is liable as lessee; (e) all obligations under interest rate protection agreements (valued on a market quotation basis); (f) all obligations secured by a perfected lien or non-appealable judgment; (g) all indebtedness or obligations of the types referred to herein of a third Person secured by any Claim on any assets of Nuprim, even though Nuprim has not assumed or otherwise become liable for the payment thereof; (h) any Guaranty of a third Person in connection with any of the foregoing, even though Nuprim has not assumed or otherwise become liable for the payment thereof; (i) all indebtedness to equity or other security holders, including Nuprim Shareholders, payment obligations with respect to stock appreciation rights, phantom stock obligations and similar obligations; (j) indebtedness within Nuprim; and (k) any interest, fees and other expenses owed related to any of the foregoing, including prepayment premiums or penalties, consent fees, or other amounts with respect to such indebtedness becoming due as a result of the Transactions; but excluding Company Transaction Costs.  Company Debt shall not include any obligation for storage and delivery costs associated with the Iclaprim Assets or any obligation under the F. Hoffmann-La Roche Ltd, Hoffmann-LaRoche Inc and Arpida Ltd. Sale and Purchase Agreement dated June 1st, 2001 and Acino Purchase Agreement, which obligations are expressly being assumed by Motif as of the Closing with respect to any such costs which are due and payable from and after October 17, 2014.

“Company Insurance Policies” has the meaning provided in Section 5.20.

“Company Intellectual Property” means all of the Intellectual Property owned by, purported to be owned by or filed in the name of, or exclusively licensed to Nuprim.

“Company Third Party Consents” has the meaning provided in Section 5.7(b).

“Company Transaction Costs” means all Change of Control Payments and all of the unpaid fees, expenses and other similar amounts for the provision of services prior to the Closing that have been or are expected to be incurred on behalf of Nuprim, Nuprim Shareholders or Nuprim Shareholders’ Representative on or prior to the Closing Date in connection with or arising from the Transactions, and any fees of Nuprim Shareholders’ counsel, brokers or finders, accountants, investment bankers and other professional advisors and any fees paid or payable to any Governmental Authority or other Person, limited however, to obligations of Nuprim, Nuprim Shareholders’ Representative or Nuprim Shareholders or for obligations for which Motif could become liable in any manner resulting from the consummation of the Transactions.

“Consulting Agreement” has the meaning provided in Section 7.1

“Contracts” means understandings, agreements, commitments, obligations, arrangements, indentures, undertakings, deeds, mortgages, options, loans, Leases or licenses, written or oral.

“DGCL” has the meaning provided in Section 2.1.

“Disclosure Schedules” has the meaning provided in the introductory paragraph to Article V.

“Dossier” means the set of electronic files to be received from Nuprim Shareholders before the Closing.

“Due Date” means the applicable date that a Person is required to file a Tax Return, taking into account all applicable extensions.

“Effective Time” has the meaning provided in Section 2.1.

“EMA Notice” has the meaning provided in Section 7.13.

“Enforceability Exceptions” has the meaning provided in Section 5.2.

“Equity Consideration” has the meaning provided in Section 3.1(a).

“Equity Interest” has the meaning provided in Section 8.4.

“Escrow Agent” has the meaning provided in the Recitals.

“Escrowed Shares” has the meaning provided in the Recitals.

“Exchange” means the London Stock Exchange.

“Fair Market Value” means (i) where there exists a public market for the Motif UK Ordinary Shares  at the time of such exercise, the fair market value per share shall be made giving due consideration to the average of the closing bid and the last reported sale price of the Motif  Stock or the closing price of the Motif  UK Oridnary Shares on the Exchange, as published in the western edition of The Wall Street Journal, for the five (5) trading days prior to the date as of which the fair market value is being determined, or (ii) if no public market for the Motif Stock exists, the value as determined pursuant to an independent appraisal.

“FDA” means the United States Food and Drug Administration, or any successor agency or entity thereto that may be established hereafter which has the responsibilities with respect to pharmaceutical products such as the Product.

“FDA Notice” has the meaning provided in Section 7.13.

“FDA Type C Meeting” means a meeting with the FDA regarding the development and review of the Iclaprim Assets pursuant to the FD&C Act.

“FD&C Act” means the Federal Food, Drug and Cosmetic Act, 21 USC § 321 et seq.

“Field” means all fields for human use.

“Financial Reference Date” means November 30, 2014.

“Financial Statements” has the meaning provided in Section 5.8(a).

“FIRPTA Certificate” has the meaning provided in Section 4.3(a)(vii).

“Fundamental Representations” means the representations and warranties contained in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.19, 5.22, 5.25, 6.1, 6.2, 6.5.

“GMP” has the meaning provided in Section 7.12.

“Governmental Authority” or “Governmental Authorities” means any federal, state, provincial, county, municipal, regional or local government, foreign or domestic, or any political subdivision thereof, and any entity, department, commission, bureau, agency, authority, board, official, court, arbitrator, or other similar body or quasi-governmental body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or other political subdivision thereof.

“Guaranty” collectively means: (a) any guaranty of the payment or performance of any indebtedness or other obligation of any obligor; (b) any other arrangement whereby credit is extended to one obligor on the basis of any promise or undertaking of another Person, whether that promise or undertaking is expressed in terms of an obligation to pay the indebtedness of such obligor, or to purchase any obligation owed by such obligor, or to purchase or lease assets under circumstances that would enable such obligor to discharge one or more of its obligations, or to maintain the capital, working capital, solvency or general financial condition of such obligor, whether or not such arrangement is disclosed in the balance sheet of such other Person or is referred to in a footnote thereto; and (c) any other arrangement whereby the performance of another Person is assumed.

“Iclaprim Assets” has the meaning provided in the Recitals.

“Immediately Prior to Admission” shall mean the period of time after the Motif reorganization whereby Motif UK becomes the parent of Motif and the shareholders of Motif are issued Motif UK Ordinary Shares in exchange for their shares of Motif, but before Admission has occurred.

“Indemnitees” has the meaning provided in Section 9.2.

“Indemnitor” has the meaning provided in Section 9.7(b).

“Intellectual Property” means: (a) Trademarks and rights thereto including, without limitation, registered Trademarks, applications for Trademarks and common law Trademarks; (b) patents, patent applications, patent disclosures and inventions, including continuations, divisional, continuations-in-part, renewals and reissues for any of the foregoing; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for the registration thereof; (d) mask works and registrations and applications for registration thereof; (e) inventions, discoveries, processes, trade secrets, know how, methods, designs, drawings specifications, formulations, testing and standard operating procedures, maintenance and servicing manuals, quality control manuals and procedures and other intellectual property rights and intangible property, whether or not patentable, all useful information relating to the foregoing items, including, without limitation, technology, engineering, drawings, art work, reports, design information and practices, flow charts, diagrams, manuals, descriptive texts and programs, underlying tapes, documentation, and business information maintained in electronic format (the know-how); (f) computer software, data, data bases and documentation thereof; (g) all ideas, inventions and other information of a technical, regulatory and scientific nature and preclinical and/or preclinical trial data as well as clinical and/or clinical trial data relating to the safety and efficacy of the Iclaprim Assets; (h) all rights related to the Intellectual Property described in clauses (a) through (g) of this definition; and (i) all other intellectual and industrial property rights of any sort throughout the world, including all applications, registrations, issuances and the like with respect thereto.

“Law” or “Laws” means, at the applicable time, each provision of any then currently existing federal, state, regional, provincial, local or foreign laws, including any statute, standard, ordinance, act, code, order, rule, regulation, constitutional provision, decree, promulgation or common law (including, without limitation, FDA rules) of any Governmental Authority, and each term of any order, judgment, award or decree then currently existing of any court, arbitrator or tribunal of any Governmental Authority (including, without limitation, the United States Patent and Trademark Office).

“Liabilities” means liabilities of any kind or nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, liquidated or unliquidated, including but not limited to any liabilities for claims of product liability, personal injury or death, liability in tort or contract (including unripened liabilities due to past actions or sales), indebtedness, and any FDA or other Governmental Authority action or notification, and all costs and expenses (including reasonable attorneys’ fees), incurred in connection with the defense of any such claims, other than storage and delivery costs associated with the Iclaprim Assets or any obligation  under the Acino Purchase Agreement, which obligations are expressly being assumed by Motif as of the Closing with respect to any such costs which are due and payable from and after October 17, 2014.

“Liens” means any and all liens, charges, mortgages, pledges, easements, encumbrances, security interests, matrimonial or community interests, tenancy by the entirety Claims, adverse Claims, or any other title defects or restrictions of any kind.

“Loss” or “Losses” has the meaning provided in Section 9.1.

“LSMG” has the meaning provided in the Recitals.

“LSMG Transfer” has the meaning provided in the Recitals.

“Material Adverse Effect” shall mean any event, change, circumstance or effect that is materially adverse to the business, financial condition, assets, operations, Liabilities, results of operations or prospects of Nuprim, taken as a whole, excluding, however, any event, change, circumstance or effect resulting or arising solely from: (a) changes in business or economic conditions affecting the United States or global economy or capital or financial markets generally or changes in conditions in the industries in which Nuprim operates; (b) effects or changes related to or resulting from any event as to which Motif has provided written consent hereunder (provided that such consent is not the result of any material misstatement or omission by Nuprim or Nuprim Shareholders); (c) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (d) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (e) changes in accounting requirements or Law, or in each case, in the interpretation thereof, after the date hereof (provided that such changes set out on clauses (a) through (e) above do not affect Nuprim in a materially disproportionate manner); (f) the consummation of the Transactions or any actions by any Party taken pursuant to this Agreement or any actions taken by Motif or by Nuprim at the request of Motif (provided that such actions taken are not the result of any material misstatement or omission by Nuprim or Nuprim Shareholders); (g) changes or conditions affecting the pharmaceutical industry, generally; (h) developments or announcements, including product approvals and clinical trial results with respect to competitive or potentially competitive therapies or products, (i) fluctuations in foreign currency exchange rates; or (j) changes in any other applicable Laws or interpretations thereof by Governmental Authorities.

“Material Contracts” has the meaning provided in Section 5.12(a).

“MGCL” has the meaning provided in Section 2.1.

“Motif” has the meaning provided in the Preamble.

“Motif Indemnitees” has the meaning provided in Section 9.1.

“Motif Released Parties” has the meaning provided in Section 8.19.

“Motif Stock” means shares of common stock of Motif BioSciences Inc., $0.0001 par value.

“Motif UK” has the meaning provided in the Recitals.

“Motif UK Ordinary Shares” means shares of ordinary shares of Motif UK.

“Non-Compete Restrictive Period” means two (2) years after the execution of this Agreement.

“Nuprim” has the meaning provided in the Preamble.

“Nuprim’s Knowledge” means, with respect to any Person, the actual knowledge of such Person (including the actual knowledge of the officers and directors of such Person), after due and reasonably inquiry, which due and reasonable inquiry shall include, without limitation, inquiry with the following officers of Nuprim (and such officer’s due and reasonable inquiry):  R. Michael Floyd, Khalid Islam, Brad Spellberg, Sergio Lociuro, and such other officer of Nuprim in a position to know or be reasonably likely to know the subject matter of inquiry.

“Nuprim Shareholders” has the meaning provided in the Preamble.

“Nuprim Shareholders’ Representative” has the meaning provided in Section 10.1.

“Nuprim Shares” has the meaning provided in the Recital.

“Ordinary Course of Business” means the ordinary course of business of Nuprim, consistent with past practices.

“Party” or “Parties” have the meanings provided in the Preamble.

“Permit” or “Permits” has the meaning provided in Section 5.14(b).

“Permitted Lien” means the obligations of Nuprim under the Acino Purchase Agreement and for delivery and storage of the Iclaprim Assets.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, and any Governmental Authority or other legal entity or organization of any kind.

“Post-Closing Period” means any taxable period beginning after the Closing Date.

“Post-Closing Taxes” means any and all Taxes imposed on Nuprim for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date (determined in accordance with Section 8.12(b)); provided, however, that Post-Closing Taxes shall not include any Taxes for which Nuprim Shareholders are liable under this Agreement, including, without limitation, Pre-Closing Taxes.

“Pre-Closing Period” has the meaning provided in Section 7.3.

“Pre-Closing Period Tax Return” means any Tax Return relating to a Pre-Closing Tax Period.

“Pre-Closing Taxes” means, without duplication: (a) any and all Taxes of or imposed on Nuprim for any and all Pre-Closing Tax Periods; (b) any and all Taxes of or imposed on Nuprim for any and all portions of Straddle Periods ending on the Closing Date (determined in accordance with Section 8.12(b)); (c) any and all Taxes of an “affiliated group” (as defined in Section 1504 of the Code) (or affiliated, consolidated, unitary, combined or similar group under applicable state, local or foreign Law) of which Nuprim (or any predecessor of Nuprim) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign Law); (d) any and all Transfer Taxes required to be paid by Nuprim Shareholders pursuant to Section 8.7; (e) any and all Taxes of or imposed on Motif or any of its Affiliates (including Nuprim) as a result of an inclusion under Section 951(a) of the Code (or any similar provision of state or local Law) attributable to (i) “subpart F income,” within the meaning of Section 952 of the Code (or any similar provision of state or local Law) received or accrued on or prior to the Closing Date that is related or attributable to Nuprim or (ii) the holding of “United States property,” within the meaning of Section 956 of the Code (or any similar provision of state or local Law) on or prior to the Closing Date that is related or attributable to Nuprim, in each case, determined as if the taxable years of Nuprim ended on the Closing Date; and (f) any and all Taxes required to be deducted and withheld with respect to payments made by Motif to Nuprim Shareholders (or by Nuprim to Nuprim Shareholders) (or in connection with the Transactions, including the exercise of options or payment of stock) pursuant to applicable Tax Laws in connection with the Transactions.  Notwithstanding anything to the contrary set forth herein, Pre-Closing Taxes means the amount of Taxes which would have been payable or paid without taking into account any carryback of any Tax attribute (including any net operating loss carryback) arising in any Tax period ending after the Closing.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before any Governmental Authority or before any arbitrator, mediator or other alternative dispute resolution provider pursuant to any collective bargaining agreement, contractual agreement or Law, and including any audit or examination, or other administrative or court proceeding with respect to Taxes or Tax Returns.

“Product” or “Products” means any formulation and or combination with other active ingredients as provided in any patents issued, pending or expired, including without limitation.

“Proprietary Information” has the meaning provided in Section 8.20

“Regulatory Consents and Notices” has the meaning provided in Section 5.7(b).

“Released Claims” has the meaning provided in Section 8.19.

“Reorganization Documents” has the meaning provided in Section 4.2.

“Required Consents” has the meaning provided in Section 4.3(g).

“Retained Claims” has the meaning provided in Section 8.19.

“Rules” has the meaning provided in Section 12.1.

“Seller Indemnitees” has the meaning provided in Section 9.2.

“Seller Releasor” has the meaning provided in Section 8.19.

“Shareholder Approval” has the meaning provided in Section 4.3(h).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Straddle Period Tax Return” means any Tax Return relating to a Straddle Period.

“Survival Period” has the meaning provided in Section 9.4.

“Surviving Corporation” has the meaning provided in Section 2.2.

“Tax” or “Taxes” means any and all: (a) taxes, charges, withholdings, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever in the nature of taxes, imposed by any United States federal, state, local or foreign or other Taxing Authority (including those related to income, net income, gross income, receipts, capital, windfall profit, severance, property (real and personal), production, sales, goods and services, use, business and occupation, license, excise, registration, franchise, employment, payroll (including social security contributions), deductions at source, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, capital gains, stamp, customs, duties, estimated, transaction, title, capital, paid-up capital, profits, premium, value added, recording, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property, escheat, or similar Laws); (b) interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with (i) any item described in clause (a), or (ii) the failure to comply with any requirement imposed with respect to any Tax Return; and (c) liability in respect of any items described in clause (a) and/or (b) payable by reason of contract (including any Tax Sharing Agreement), assumption, transferee, successor or similar liability (including bulk transfer or similar Laws), operation of law (including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local, or foreign Law)) or otherwise.

“Tax Claim Notice” has the meaning provided in Section 8.13(a).

“Tax Contest” has the meaning provided in Section 8.13(a).

“Tax Return” means any return, declaration, form, report, Claim, informational return (including all Forms 1099) or statement required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Tax Sharing Agreement” means any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract or arrangement, whether written or unwritten (including, without limitation, any such agreement, contract or arrangement included in any purchase or sale agreement, merger agreement, joint venture agreement or other document).

“Taxing Authority” or “Tax Authorities” means, with respect to any Tax or Tax Return, any Governmental Authority exercising Tax authority that imposes such Tax or requires a Person to file such Tax Return and the agency (if any) charged with the collection or assessment of such Tax or the administration of such Tax Return, in each case, for such Governmental Authority.

“Term Sheet” has the meaning provided in the Recitals.

“Third Party Claim” means any Claim which is asserted or threatened by a Person other than the Parties, their successors and permitted assigns against any Indemnitee or to which any Indemnitee is subject.

“Third Party Offer” has the meaning provided in Section 7.4.

“Third Party Transaction” has the meaning provided in Section 7.4.

“Trademarks” shall mean all trademarks, service marks, trade names, names, slogans, taglines, logos, design marks, trade dress, product designs, product packaging, internet website domain name, and registered, assumed or fictitious names, including all applications for and registrations of the foregoing, and including those at common law that are related to Nuprim’s Products.

“Transactions” means the transactions contemplated by this Agreement, including, for the avoidance of doubt, the Merger in accordance with this Agreement.

“Transfer” means to transfer, assign, dividend, distribute, offer, sell, contract to sell, grant any option to purchase, make any loan, pledge, mortgage, make any short sale or otherwise dispose of any shares.

“Transfer Taxes” has the meaning provided in Section 8.7.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time.  Any reference herein to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

“Warrants” has the meaning provided in Section 3.1(a).

1.2                               Interpretation.  In this Agreement (unless the context requires otherwise):

(a)                                 All references to statutory provisions shall be construed as meaning and including references to (i) any statutory modification, consolidation or re-enactment made after the date of this Agreement and for the time being in force; (ii) all statutory instruments or orders made pursuant to a statutory provision; and (iii) any statutory provision of which these statutory provisions are a consolidation, re-enactment or modification;

(b)                                 Words denoting the singular shall include the plural and words denoting any gender shall include all genders;

(c)                                  Headings, subheadings, titles, subtitles to Articles, Sections, sub-sections, clauses and paragraphs are for information only, and shall not form part of the operative provisions of this Agreement or the annexures hereto and shall be ignored in construing the same;

(d)                                 References to recitals, Sections, Articles, clauses, schedules or exhibits are, unless the context otherwise requires, references to recitals, Sections, Articles, clauses, schedules and exhibits to this Agreement;

(e)                                  The words “include” and “including” are to be construed without limitation;

(f)                                   The term “hereof,” “herein,” “hereto,” “hereunder,” or similar expressions used in this Agreement mean and refer to this Agreement and not to any particular Section in this Agreement;

(g)                                  All references to Contracts, documents or other instruments include (subject to all relevant approvals) a reference to that Contract, document or instrument as amended, supplemented, substituted, novated, or assigned from time to time;

(h)                                 The word “or” is not exclusive and is deemed to have the meaning “and/or”;

(i)                                     All references to payments in this Agreement shall be payments in British Pounds Sterling; and

(j)                                    Any capitalized term used but not defined in the Disclosure Schedules or any Exhibit to this Agreement shall have the meaning set forth in this Agreement.

1.3                               Disclosure Schedules.  The Parties acknowledge and agree that any exception to a representation and warranty contained in this Agreement that is disclosed in any section of the Disclosure Schedules under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty of Nuprim contained in this Agreement to the extent that it would be reasonably apparent to Motif that such exception is applicable to such other representation and warranty.

ARTICLE II

MERGER

2.1                               Agreement to Merge.  Subject to the terms and conditions of this Agreement, and in accordance with the Maryland General Corporation Law, as amended (“MGCL”) and the Delaware General Corporations Law, as amended (“DGCL”), at the Effective Time, Nuprim Shareholders shall cause Nuprim to merge with and into Motif.  Motif and Nuprim Shareholders on behalf of Nuprim shall cause (i) articles of merger to be properly executed and filed on the Closing Date with the Secretary of State for the State of Maryland, in the form substantially attached hereto as Exhibit D (“Articles of Merger”), and (ii) a certificate of merger to be properly executed and filed on the Closing Date with the Secretary of State for the State of Delaware, in the form substantially attached hereto as Exhibit E (the “Certificate of Merger”).  The “Effective Time” shall be the time at which the Articles of Merger and Certificate of Merger have both become effective in accordance with the MGCL and DGCL, respectively, which effective time for avoidance of doubt, shall be the “Closing Time”.

2.2                               Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the MGCL and DGCL.  Subject to the foregoing, from and after the Effective Time, the Surviving Corporation (as defined below) shall possess and be vested with all rights, privileges, immunities, powers and franchises and be subject to all the obligations, restrictions, disabilities, Liabilities, debts and duties of Nuprim and Motif.  From and after the Effective Time, the separate corporate existence of Nuprim shall cease and Motif shall continue as the surviving corporation in the Merger (Motif, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”).

2.3                               Charter and Bylaws.  The Charter and Bylaws of Motif in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law.

2.4                               Directors and Officers.  The directors and officers of Motif serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the directors and officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Charter and Bylaws of Motif.

ARTICLE III
EQUITY CONSIDERATION

3.1                               Equity Consideration.

(a)                                 Amount of Equity Consideration.  The aggregate consideration payable by Motif as consideration for the merger of Nuprim into Motif, subject to adjustment as contemplated herein, shall be (i) release of the Escrowed Shares, (ii) issuance of the Additional Shares, and (iii) issuance of the non-assignable warrants equal to an aggregate total of ten percent (10%) of the sum of (1) the fully-diluted shares of Motif UK Immediately Prior to the Admission, based on a raise of five million Pounds Sterling (5,000,000 BPS) at a ten million Pound Sterling (10,000,000 BPS) valuation prior to Admission, and (2) such number of additional shares of Motif UK to be issued upon Admission based on a raise of five million Pounds Sterling (5,000,000 BPS) at a ten million Pound Sterling (10,000,000 BPS) valuation prior to Admission, but excluding from such calculation such warrants of Motif UK, the Ordinary Shares to be issued thereunder, or the Additional Shares, with an expiration date ten (10) years from the Closing Date and an exercise price equal to the Motif UK Ordinary Shares trading price at Admission, in substantially the form attached here to as Exhibit F (“Warrants” or collectively with the Escrowed Shares and Additional Shares, the “Equity Consideration”).  See Exhibit C for an example, for illustrative purposes only, of the calculation of the number of shares to be issued pursuant to the Warrants and specific allocations as between the Nuprim Shareholders of the Equity Consideration.

(b)                                 Terms of Equity Consideration.  The shares issued to Nuprim Shareholders pursuant to this Agreement (including the Escrowed Shares, Additional Shares, and shares issued pursuant to the Warrants) shall be delivered by Motif to Nuprim Shareholders’ Representative in separate shares certificates in the name of each Nuprim Shareholder, in proportion to each Nuprim Shareholder’s current ownership interest in Nuprim as set forth on Schedule 5.3.

3.2                               Effect on Stock

(a)                                 As of the Effective Time, by virtue of the Merger and without any action on the part of any shareholder, and subject to the other provisions of this Section 3.2, each issued and outstanding share of Nuprim Shares shall be (i) converted into the right to receive, upon the surrender of the certificate formerly representing such share of common stock, such corresponding amount of Motif UK Ordinary Shares as set forth on Exhibit C, and (ii) immediately cancelled.

(b)                                 As of the Effective Time, by virtue of the Merger each share of common stock of Motif issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, and such common stock of the Surviving Corporation issued on that conversion will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

3.3                               Exchange of Certificates

(a)                                 Prior to receiving any portion of the Equity Consideration, each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Nuprim common stock (the “Certificates”) shall have delivered to Nuprim Shareholders’ Representative the Certificates, if any, held of record by such holder.  Upon surrender of a Certificate, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.2, and the Certificate so surrendered shall be canceled.  If any Certificate evidencing any share of Nuprim common stock shall have been lost, stolen or destroyed, Nuprim Shareholders’ Representative may, in its discretion and as a condition precedent to the issuance of any consideration pursuant to Section 3.2, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit with respect to such Certificate.

(b)                                 All Equity Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the shares represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of stock that were issued and outstanding immediately prior to the Effective Time of the Merger.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the portion of the Equity Consideration as provided in this Article II.

(c)                                  Nuprim Shareholders’ Representative, Motif, Nuprim, or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Laws.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE IV
CLOSING AND CONDITIONS TO CLOSING

4.1                               Closing.  The closing of the Transactions (the “Closing”) shall take place at the offices of Reed Smith LLP, 599 Lexington Avenue, 22nd Floor, New York, NY 10022, at 10:00 a.m., New York time following the satisfaction or waiver of conditions set forth in Section 4.3 and Section 4.4 (other than those conditions that by their terms must be satisfied on the Closing Date) and in no event later than March 31, 2015 (such date on which the Closing occurs, the “Closing Date”).  The Closing may be conducted by mail, courier or electronic means.  Prior to Closing, Nuprim may use cash on hand to pay any payables and may distribute the balance of any cash on hand to its shareholders.

4.2                               Tax-Free Reorganization.  For United States federal income tax purposes, the Parties intend for the Merger to be treated as an integrated transaction that constitutes a reorganization pursuant to Section 368(a)(1)(A) of the Code, and that this Agreement, together with any other agreement, certificate or instrument executed pursuant thereto (collectively, the “Reorganization Documents”), constitute a plan of reorganization within the meaning of Section 368 of the Code.

4.3                               Conditions Precedent to Obligations of Motif.  The obligations of Motif to consummate the Transactions are subject to the satisfaction of the following conditions on or before the Closing Date, unless specifically waived in writing by Motif prior to the Closing Date:

(a)                                 Deliverables.  Nuprim Shareholders and Nuprim Shareholders’ Representative shall deliver or cause to be delivered to Motif the following documents or instruments, which shall be in form and substance reasonably satisfactory to Motif:

(i)                                     the Articles of Merger and Certificate of Merger;

(ii)                                  Certificates with respect to Nuprim, issued by the State of Maryland and all other states or jurisdictions in which Nuprim is qualified to do business, as of a date no more than fifteen (15) days prior to the Closing Date, stating that Nuprim is in good standing under the Laws of such state or jurisdiction;

(iii)                               A certificate from the corporate Secretary (or similar officer) of Nuprim dated as of the Closing Date and certifying: (A) that correct and complete copies of the Charter and the Bylaws (or the equivalent organizational document) of Nuprim are attached thereto; (B) that correct and complete copies of the resolutions of the board of directors approving this Agreement and the Transactions; and (C) that the condition set forth in Section 4.3(g) has been satisfied;

(iv)                              A certificate dated as of the Closing Date and signed by Nuprim Shareholders’ Representative certifying that the conditions specified in Section 4.3(c) and Section 4.3(d) (each as to such Nuprim Shareholder’s obligations) have been satisfied, which certificate shall be deemed to be a representation and warranty made by Nuprim Shareholders to Motif on the Closing Date for the purpose of inducing Motif to consummate the Transactions and with knowledge that Motif is relying on such certificate in determining to consummate the Transactions;

(v)                                 Written resignations of each of the directors and (from their corporate officerships) officers of Nuprim;

(vi)                              Evidence reasonably satisfactory to Motif of the termination of all Affiliate Transactions

(vii)                           A certificate of non-foreign status complying with Treasury Regulations Section 1.1445-2(b) (“FIRPTA Certificate”) from each Nuprim Shareholder (notwithstanding anything to the contrary in this Agreement, if Motif does not obtain a FIRPTA Certificate from any Nuprim Shareholder, if required, Motif shall be entitled to proceed with the Closing and withhold from the portion of the Equity Consideration (and any adjustment thereto) otherwise payable to a Nuprim Shareholder that has not delivered a FIRPTA Certificate, the appropriate amounts required to be withheld pursuant to Section 1445 of the Code);

(viii)                        a certificate that complies with Treasury Regulation Section 1.1445-2(b)(3), certifying that the Nuprim Shares do not constitute a U.S. real property interest within the meaning of such Treasury Regulation and Treasury Regulation Section 1.897-2(h), together with a copy of Nuprim’s notice to the United States Internal Revenue Service pursuant to Treasury Regulation Section 1.897-2(h)(2);

(ix)                              written consents or waivers in form reasonably satisfactory to Motif of the third parties to those Material Contracts set forth on Schedule 5.12(a) and all such consents and waivers shall be in full force and effect;

(x)                                 evidence reasonably satisfactory to Motif of the repayment in full of all Company Debt and the termination and release in full of all Liens relating to such Company Debt, if any; and

(xi)                              Such other instruments, certificates, consents or other documents as are reasonably necessary to carry out the Transactions and to comply with the terms hereof, or as required pursuant to the terms of this Agreement.

(b)                                 Pre-Closing Milestone.  On or before March 31, 2015, Motif UK must complete an admission of Motif UK’s share capital to trading on the Alternative Investment Market known as “AIM” operated by the Exchange (“Admission”).  Motif UK must also raise a minimum of three million Pounds Sterling (3,000,000 BPS), with such raise occurring on or prior to the Admission.

(c)                                  Representations and Warranties.  The representations and warranties of each Nuprim Shareholder and Nuprim contained in Article V of this Agreement shall (i) have been true and correct on the date of this Agreement and (ii) be (A) in the case of representations and warranties that are qualified by materiality or any similar concept, true and correct and (B) in all other cases, true and correct in all material respects, in each case, on the Closing Date with the same force and effect as though made on and as of the Closing Date (except that those representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct in all material respects only as of such date or for such time period).

(d)                                 Compliance with Covenants.  Nuprim Shareholders and Nuprim Shareholders’ Representative shall have duly performed and complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing.

(e)                                  Injunctions.  No litigation, order, enforcement action or Claim shall be pending or threatened against any Party seeking to enjoin, or to procure damages or fines as a result of, the consummation or the proposed consummation of the Transactions.

(f)                                   Absence of Change.  No fact, event or circumstance shall have occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)                                  Consents and Approvals.  Nuprim Shareholders and Nuprim Shareholders’ Representative shall have obtained and provided to Motif all Company Third Party Consents and all Regulatory Consents and Notices (the “Required Consents”).  All such Required Consents shall be in full force and effect as of the Closing.

(h)                                 Approvals.  This Agreement and the Transactions shall have been approved and adopted by the requisite affirmative vote of Nuprim Shareholders in accordance with the MGCL, the Charter and the Bylaws of Nuprim (the “Shareholder Approval”).

(i)                                     Due Diligence Complete.  Nuprim Shareholders shall have provided any and all follow-up items of documentations to the satisfaction of Motif, so as to allow Motif to complete its due diligence review of Nuprim and the Iclaprim Assets.

(j)                                    Documents to be Provided by Nuprim.  Nuprim Shareholders shall have produced and delivered to Motif the Disclosure Schedules and Annexes to this Agreement, and any and all other follow-up documents and information, including, without limitation, the Dossier and any agreements related to the storage and/or transfer of the Iclaprim Assets, all in such form ad substance to the satisfaction and approval of Motif.

4.4                               Conditions Precedent to Obligations of Nuprim Shareholders and Nuprim Shareholders’ Representative.  The obligations of Nuprim Shareholders and Nuprim Shareholders’ Representative to consummate the Transactions are subject to the satisfaction of the following condition on or before the Closing Date, unless specifically waived in writing by Nuprim Shareholders’ Representative prior to the Closing Date:  On or before March 31, 2015, Motif UK must complete the Admission.  Motif UK must also raise a minimum of three million Pounds Sterling (3,000,000 BPS), with such raise occurring on or prior to the Admission.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF NUPRIM SHAREHOLDERS

Except as set forth in the Disclosure Schedules to be delivered by the Nuprim Shareholders to Motif pursuant to Section 4.3(j) hereof (the “Disclosure Schedules”), the Nuprim Shareholders, jointly and severally (except with respect to the representations and warranties concerning each of the Nuprim Shareholders, in their individual capacity in Sections 5.1, 5.2 and

5.3, for which Nuprim Shareholders, severally and not jointly), represent and warrant to Motif, as of the date of this Agreement and as of the Closing Date, as follows:

5.1                                           Organization and Authority of Nuprim Shareholders and Nuprim Shareholders’ Representative.  Each of Nuprim Shareholders and Nuprim Shareholders’ Representative is an individual of the age of consent and has the power and authority necessary to enter into, and perform his or her obligations under this Agreement and to consummate the Transactions.  Nuprim is duly organized and validly existing under the Laws of Maryland and the Nuprim Shareholders, Nuprim Shareholders’ Representative and Nuprim have all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.

5.2                               Authorization and Validity.  This Agreement constitutes a legal, valid and binding agreement and obligation of Nuprim Shareholders and Nuprim Shareholders’ Representative enforceable against the Nuprim Shareholders and Nuprim Shareholders’ Representative~~,~~ in accordance with its terms subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and to general equity principles (the “Enforceability Exceptions”).  The execution and delivery of this Agreement by Nuprim Shareholders and the consummation by Nuprim of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Nuprim are necessary to authorize this Agreement or to consummate the Transactions.

5.3                               Title to the Nuprim Shares.  Each of the Nuprim Shareholders is the legal and beneficial owner of the Nuprim Shares as set forth on Schedule 5.3, and has good and valid title to all such Nuprim Shares.  All of the Nuprim Shares held by Nuprim Shareholders: (a) have been duly authorized and validly issued by Nuprim in compliance with all applicable Laws and the Charter and Bylaws of Nuprim; and (b) are fully paid-up and were not issued in contravention or conflict with any right of first offer or refusal, pre-emptive or other rights.  The Nuprim Shares held by Nuprim Shareholders are free from transfer restrictions and any Liens, claims, pledges, security interests, charges, encumbrances, options, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable federal and state securities Law restrictions.

5.4                               No Governmental Proceedings or Litigation.  No Claim by any Governmental Authority is pending or, to Nuprim’s Knowledge, has been threatened, against any of the Nuprim Shareholders or Nuprim which may affect the validity or enforceability of this Agreement or the Transactions or the ability of Nuprim Shareholders or Nuprim to consummate this Agreement or the Transactions.

5.5                               Capitalization.

(a)                                 The outstanding share capital of Nuprim is comprised of the following: 1,000 shares of common stock.  The legal and beneficial owners of the Nuprim Shares are set forth on Schedule 5.5(a),

(b)                                 All of the Nuprim Shares have been duly authorized, are validly issued, fully paid and non-assessable.

(c)                                  Nuprim has no direct or indirect subsidiaries and does not hold, directly or indirectly, any ownership interest, any equity or other proprietary interest, or possess the right to acquire any such interest, contingent or otherwise, in any other Person.

(d)                                 There are no authorized or outstanding options, warrants, convertible or exchangeable securities, calls, subscriptions or other rights relating to the Nuprim Shares or obligating Nuprim Shareholders or Nuprim to issue, transfer or sell any shares of the capital stock of Nuprim or options, warrants or convertible or exchangeable securities with respect to any share of capital stock of Nuprim.

5.6                               Corporate Organization.

(a)                                 Nuprim is duly organized and validly existing under the Laws of the State of Maryland, and has all requisite corporate power and authority to own, lease and operate its assets, and to carry on its business as presently conducted.

(b)                                 Nuprim is duly qualified or licensed to transact business in Maryland Motif has been furnished complete and correct copies of the Charter and Bylaws of Nuprim, as amended through the date hereof.

(c)                                  The statutory books (including all registers and minute books) of Nuprim have been kept in compliance in all material respects with the requirements of Laws and are up-to-date, and any records of resolutions adopted by the shareholders and the board of directors of Nuprim are included in the statutory books.  The statutory books are in the possession (or under the control) of Nuprim.

(d)                                 Nuprim is not in violation or default of any provision of its Charter or Bylaws.

5.7                               Non-Contravention; Consents.

(a)                                 The execution and delivery of this Agreement does not, and the consummation of the Transactions, will not: (i) conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the Charter or the Bylaws of Nuprim; (ii) violate any Law applicable to Nuprim Shareholders or Nuprim; or (iii) subject to obtaining the Company Third Party Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Nuprim under, or result in the creation of any Liens upon any of the assets of Nuprim under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Material Contract; (iv) conflict with, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under the Certificate of Incorporation or Bylaws of Nuprim.

(b)                                 Except for: (i) the approvals required to be obtained from, or given to, Governmental Authorities described on Schedule 5.7(b)(i) (the “Regulatory Consents and Notices”); and (ii) the approvals required to be obtained from the third parties described on Schedule 5.7(b)(ii) (the “Company Third Party Consents”), (iii) the filing of Articles of Merger and a Certificate of Merger as described in Section 2.1, and (iv) the Shareholder Approval described in Section 4.3(h), no approval of any Governmental Authority or other Person under any Material Contract is required to be obtained or given by Nuprim or Nuprim Shareholders in connection with the performance of this Agreement.  The board of directors of Nuprim has approved the execution and delivery of this Agreement by Nuprim and the consummation of the Transactions.

5.8                               Financial Statements.

(a)                                 Attached as Schedule 5.8(a) hereto are true and complete copies of:  unaudited balance sheets and income statements for the period ending November 30, 2014   (the “Financial Statements”).  The Financial Statements present fairly, in all material respects, the financial position of Nuprim as of the dates thereof and the results of operations of Nuprim for the periods covered thereby.

(b)                                 Nuprim has devised and maintained systems of internal accounting controls with respect to its businesses sufficient to provide reasonable assurances that: (i) all transactions are executed in accordance with management’s general or specific authorization; and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with good accounting practices and to maintain proper accountability for items.

(c)                                  Nuprim has no deferred revenue.

5.9                               Undisclosed Liabilities.  Except as set forth on Schedule 5.9, Nuprim has no liability (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), except for: (a) those Liabilities set forth in the balance sheet included in the Financial Statements and (b) those Liabilities which have arisen after September 29, 2014, the date of formation of Nuprim, in the Ordinary Course of Business.

5.10                        Absence of Changes.  From and after the Financial Reference Date:

(a)                                 Nuprim has conducted its business in the Ordinary Course of Business in all material respects;

(b)                                 Nuprim has not experienced or been subject to a Material Adverse Effect; and

(c)                                  Nuprim has not taken any of the actions, and there have not occurred any of the events, described in clauses (a) through (v) of Section 7.3.

5.11                        Real Property and Movable Assets.

(a)                                 Nuprim has never owned any real property, and is not a party to any obligations or Contracts with respect to the acquisition of any real property.

(b)                                 Nuprim has no Contracts pursuant to which Nuprim leases, subleases or occupies real property as tenant, subtenant or occupant.

(c)                                  Nuprim’s interest in the Iclaprim Assets (collectively, the “Assets”), is owned free and clear of any Liens.  All of the Assets shall be owned by or available for use by Nuprim immediately after the Closing on terms and conditions identical to those under which Nuprim owned or used the Assets immediately prior to the Closing.  Except as otherwise stated in the Agreement, the Iclaprim Assets are being transferred ‘as is’ and ‘where is’ and neither the Nuprim Shareholder’s or the Nuprim Shareholder’s Representative makes any representation or warranty regarding their condition or fitness.

5.12                        Contracts.

(a)                                 Schedule 5.12(a) contains a true and accurate list of all of the Contracts of Nuprim to which Nuprim is a party or by which Nuprim or any of its assets is or are bound or affected (together with the Leases, the “Material Contracts”), including, without limitation, Contracts regarding any Affiliate Transactions (as defined below).  Complete copies of each Material Contract, including all amendments, modifications, and supplements thereof, have been made available to Motif.

(b)                                 Except as set forth on Schedule 5.12(b), each Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms, subject to the Enforceability Exceptions.  Except as set forth on Schedule 5.12(b), immediately following the Closing, each Material Contract will be in full force and effect, and valid, binding and enforceable on the same terms, subject to the Enforceability Exceptions.  Neither Nuprim nor, to Nuprim’s Knowledge, the counterparties to such Material Contracts have committed any material breach of any of the terms and conditions of any Material Contract.  Except as set forth on Schedule 5.12(b), Nuprim has not received written notice from any third party indicating that it intends to terminate or refuse to renew or extend any of the Material Contracts.  No counterparty to a Material Contract has repudiated or, to Nuprim’s Knowledge, threatened to repudiate any provision of any Material Contract.

5.13                        Accounts Receivable.   Nuprim has no accounts receivable.

5.14                        Compliance with Laws; Licenses and Permits.

(a)                                 Nuprim is operating and has at all times operated its business, including the utilization of the Iclaprim Assets and Company Intellectual Property,  in compliance with all applicable Laws, including, all governmental specifications, authorization or requirement or any decree, judgment, order or similar restriction.  Except as set forth in Schedule 5.14(a), neither Nuprim nor any Nuprim Shareholder has received written notice from any Governmental Authority of any investigation, Claim or Proceeding concerning non-compliance with any Laws.  There is no outstanding or, to Nuprim’s Knowledge, threatened, order, writ, injunction or decree of any Governmental Authority or arbitration tribunal against or involving Nuprim, the operation of the Business or the Nuprim Shares.

(b)                                 Attached hereto as Schedule 5.14(b) Nuprim’s interest in  all licenses, authorizations, permissions, permits, certificates, approvals, registrations, accreditations and exemptions  (collectively, the “Permits” and, individually, a “Permit”).  To Nuprim’s Knowledge, except as provided in Schedule 5.14(b), all  Permits are valid and subsisting in accordance with their terms and are in full force and effect.  To Nuprim’s Knowledge, except as set forth in Schedule 5.14(b), Nuprim is in compliance in all material respects with all Permits and has not committed any act or omitted to take any action that is likely to cause it to lose the benefit of or jeopardize the renewal of any Permit.  There are no Claims pending or, to Nuprim’s Knowledge, threatened that seek the revocation, cancellation, suspension or any adverse modification of any Permits.  .  Nuprim has not received any written notice from any Governmental Authority, accrediting body or any other Person regarding (A) any actual, alleged, possible or potential material violation of or material failure by Nuprim to comply with any term or requirement of any Permit or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or modification to, any Permit.  To Nuprim’s Knowledge, there is no reasonable basis to expect that any Permits will not be reissued or transferred, in each case on materially similar terms as currently existing, if required as a result of the execution of this Agreement and/or the consummation of the Transactions.

5.15                        Litigation.

(a)                                 Nuprim and Nuprim Shareholders represent and warrant that (i) no Claim is pending or, to Nuprim’s Knowledge, threatened against Nuprim or any of its respective directors or officers or affecting its business, assets, properties or operations as currently conducted and there are no judgments or orders in force or outstanding against Nuprim, any of its assets or any of its directors or officers; (ii) except as set forth in Schedule 5.15(a) neither the Business, the Product nor the Iclaprim Assets is the subject of any outstanding judgment, order, writ, injunction or decree of any court, arbitrator or administrative or Governmental Authority limiting, restricting or affecting the Business, the Product, or the Iclaprim Assets in any material aspect, and (iii) Nuprim has not received any notice of any potential Claim which may affect the validity or legality of this Agreement or the Transactions, or the ability of Nuprim Shareholders or Nuprim Shareholders’ Representative to execute, deliver and perform this Agreement and the Transactions.

(b)                                 To Nuprim’s Knowledge, there are no facts or circumstances that could reasonably be expected to result in Nuprim becoming subject to any such Claim.

5.16                        Employment.  Since Nuprim’s formation to the present, Nuprim has had no employees, and specifically no employee or agent whose efforts and responsibilities are material to the Business or who has or could have a claim against Nuprim with respect to any Company Intellectual Property rights.  For the avoidance of doubt, since Nuprim’s formation to the present, Nuprim has had no employees or officers that have received any wages, other forms of compensation or payments of any kind from Nuprim.

5.17                        Intellectual Property.

(a)                                 Schedule 5.17(a) lists Nuprim’s interest in all the Company Intellectual Property.  The Company Intellectual Property consists of all Intellectual Property used by

Nuprim in or in connection with the Business.  Nuprim has the right to use and license the Company Intellectual Property without payment of additional amounts or consideration other than ongoing royalties or license payments, subject to Schedule 5.17(a), and the consummation of the Transactions will not result in the loss or material impairment of any of the Company Intellectual Property.  There are no pending, and, to Nuprim’s Knowledge, no person has threatened in writing to initiate any, attachment or disposal proceedings against the Company Intellectual Property and, where the Company Intellectual Property is not owned by Nuprim, Nuprim Shareholders, the owner thereof has not threatened in writing to terminate any rights attached to the use of such Company Intellectual Property by Nuprim.  To Nuprim’s Knowledge, (i) none of the processes employed or the principal products and services dealt in by Nuprim infringe, misappropriate, or otherwise violate the Intellectual Property of any other Person, and (ii) none of the Company Intellectual Property is being infringed, misappropriated, or otherwise violated by any other Person or has been disclosed by Nuprim without proper authorization to any other Person.

(b)                                 To Nuprim’s Knowledge, the Company Intellectual Property, the use thereof, or the operation of the Business by Nuprim, does not infringe, misappropriate or otherwise violate any Intellectual Property of others.

(c)                                  Nuprim has not been named in any pending suit, action or Proceeding which involves a Claim of infringement of any other Person’s Intellectual Property by Nuprim, or misappropriation of any other Person’s Intellectual Property by Nuprim, nor, to Nuprim’s Knowledge, has any such suit, action or Proceeding which is material to the Business been threatened in writing against Nuprim.

(d)                                 To Nuprim’s Knowledge, the Iclaprim Assets and the patents licensed under such agreement are not subject to the provisions of the Bayh-Dole Act of 1980, as amended.

(e)                                  None of Nuprim, Nuprim Shareholders or their Affiliates have granted to any other Person any license or right to the commercial use of any of the Company Intellectual Property.

(f)                                   Nuprim has the rights and title to use of the Iclaprim Assets in any indication, or any other compounds and except as set forth in Schedule 5.17(f) there are no other agreements pertaining to the Iclaprim Assets.

5.18                        Sufficiency. To the Nuprim Shareholder’s knowledge, the Nuprim Shareholders have provided all the information in their possession required to be produced during the FDA Type C Meeting and  all of the reports and disclosure memoranda owned or controlled by Nuprim that are necessary for the Business as of the Closing Date.

5.19                        Taxes.  Nuprim is and always has been a subchapter C corporation.  Nuprim has timely filed all tax returns required to be filed by it with appropriate federal, state and local governmental agencies. These returns and reports are true and correct. All Taxes due and payable by Nuprim on or before the Closing have been paid or will be paid prior to the time they become delinquent. Nuprim has not been advised in writing (i) that any of its returns have been or are being audited as of the date hereof, or (ii) of any deficiency in assessment or proposed judgment with respect to its federal, state or local Taxes.

5.20                        Insurance.  Schedule 5.20 lists and briefly describes each insurance policy maintained by Nuprim with respect to the operations of Nuprim’s Business and sets forth the date of expiration of each such insurance policy (the “Company Insurance Policies”). All of such insurance policies are in full force and effect and are issued by insurers of recognized responsibility. Nuprim is not in default with respect to their obligations under any of any insurance policies relating to Nuprim’s Business. All such insurance policies are in full force and effect and shall remain in full force and effect through the Closing.  Neither Nuprim nor Nuprim Shareholders have received any notice of cancellation or non-renewal or of significant premium increases with respect to any such policy.  No pending Claims made by or on behalf of Nuprim under such policies have been denied or are being defended against third parties under a reservation of rights by an insurer thereof.  All premiums due prior to the date hereof have been timely paid.  Nuprim has complied in all material respects with the provisions of such insurance policies.  Since Nuprim’s formation, Nuprim has not been refused any insurance with respect to its assets or operations, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance.

5.21                        Affiliate Transactions.  Schedule 5.21 lists all Contracts entered into or existing prior to Closing between any of Nuprim Shareholders, Nuprim Shareholders’ Representative and any of their respective directors, officers, employees, or shareholders or any directors, officers, employees or shareholders of Nuprim, on the one hand, and Nuprim on the other hand (“Affiliate Transactions”).  Each of such Contracts was entered into and has heretofore been conducted on bona fide arms-length terms.  All legal formalities have been fulfilled with respect to each of such Contracts, including any required filings with, or approvals by, any Governmental Authority.  Except as disclosed on Schedule 5.21, no Nuprim Shareholder, or officer or director of Nuprim, has any interest in: (a) any Contract with, or relating to, Nuprim or the properties or assets of Nuprim; (b) any loan relating to Nuprim or the properties or assets of Nuprim; or (c) any property (real, personal or mixed), tangible or intangible, used by Nuprim. There are no agreements between or among any Nuprim Shareholders, on the one part, and Nuprim, on the other part, relating to the management of Nuprim.

5.22                        No Broker.  Neither Nuprim nor Nuprim Shareholders has employed or made or entered into any Contract with any broker, finder, investment banker or similar agent or any other Person or firm in connection with the Transactions which may result in any liability to Nuprim or Motif.

5.23                        Absence of Certain Business Practices.  Neither Nuprim nor any of its directors, officers, shareholders, members, employees or agents or any other Person acting on behalf of Nuprim has given or agreed to give, directly or indirectly, any gift or similar benefit to any customer, supplier, governmental employee or other Person which: (a) could reasonably be expected to subject Nuprim’s Business or Motif to any damage or penalty in any civil, criminal or governmental Claim; (b) if not given in the past, might have been reasonably expected to, individually or in the aggregate, have had a Material Adverse Effect; or (c) if not continued in the future, might be reasonably expected to, individually or in the aggregate, have a Material

Adverse Effect or which might subject Nuprim or Motif to a Claim by any private party or Governmental Authority.

5.24                        Security Law Compliance(a)                         .  Each Nuprim Shareholder represents that such Nuprim Shareholder (A) has an individual net worth, or a joint net worth with such individual’s spouse, in excess of $1,000,000, or (B) has had an individual income in excess of $200,000 in each of the two most recent years, or a joint income with one’s spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.  As used in this Section, the term “net worth” means the excess of total assets at fair market value over total liabilities.  For the purpose of determining a person’s net worth, the principal residence owned by an individual must be excluded, while “income” means actual economic income, which may differ from adjusted gross income for income tax purposes.

Each Nuprim Shareholder is aware that Motif is relying on the accuracy of the above representations to establish compliance with Federal and State securities laws.  If any such warranties or representations are not true and accurate in any respect as of the Closing, such Nuprim Shareholder shall so notify Motif in writing immediately and shall be cause for rescission by Motif at its sole election. Each Nuprim Shareholder represents that neither such Nuprim Shareholder, nor  any person or entity with whom such Nuprim Shareholder shares beneficial ownership of the Equity Consideration, is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act, attached hereto as Exhibit G.

5.25                        Representations regarding LSMG Transfer .

(a)                                 R. Michael Floyd is the legal and beneficial owner of LSMG, and has good and valid title to all the ownership interests of LSMG.  All of the ownership interests of LSMG held by Mr. Floyd: (a) have been duly authorized and validly issued by LSMG in compliance with all applicable Laws and the Charter and Bylaws of LSMG; and (b) are fully paid-up and were not issued in contravention or conflict with any right of first offer or refusal, pre-emptive or other rights.

(b)                                 At any such period of time LSMG held the Iclaprim Assets,  the  Iclaprim Assets were free from any and all restrictions and any Liens, claims, pledges, security interests, charges, encumbrances, and other restrictions and limitations of any kind, other than pursuant to the Acino Purchase Agreement and storage fees as provided in the Acino Purchase Agreement and storage fees.

(c)                                  LSMG has validly transferred, assigned and conveyed, all of the Iclaprim Assets to the Nuprim Shareholders and such Nuprim Shareholders have validly transferred, assigned and conveyed, all of the Iclaprim Assets to Nuprim.  No notice to, declaration, filing or registration with, or authorization, consent or approval of, or permit from, any domestic or foreign governmental or regulatory body or authority, or any other person or entity, is required to be made or obtained by LSMG or any of its affiliates in connection with the execution, delivery and performance of the transfer of the Iclaprim Assets.

(d)                                 As of the date of this Agreement, Nuprim Shareholders are not aware of any information that would provide basis for Nuprim Shareholders to conclude that the Assets, the Products and the Business of Nuprim have been compromised by the LSMG Transfer or any other transfer of the Iclaprim Assets.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF MOTIF

Motif represents and warrants to Nuprim and Nuprim Shareholders, that the statements contained in this Article VI are true and correct as of the date of this Agreement and as of the Closing Date (except as to any representations and warranties that specifically relate to an earlier date, and then as of such date).

6.1                               Organization and Authority.  Motif is a company duly organized and validly existing under the Laws of its jurisdiction of incorporation or formation and has full corporate or equivalent power and authority necessary to enter into, and perform its obligations under this Agreement and to consummate the Transactions.

6.2                               Authorization and Validity.  The execution, delivery and performance by Motif of this Agreement have been duly authorized by all requisite corporate or equivalent actions on the part of Motif, and this Agreement constitutes a legal, valid and binding agreement and obligation of Motif, enforceable against it in accordance with its terms subject to the Enforceability Exceptions.

6.3                               No Conflict; Consents.  The execution and delivery of this Agreement does not, and the consummation of the Transactions, will not: (a) conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the Charter or the Bylaws of Motif; (b) violate or result in a breach under any Contract, statute, regulation, rule, order, judgment, decree or other legal requirement applicable to Motif; or (c) require the consent, approval or authorization of any third Person, including any Governmental Authority.

6.4                               No Governmental Proceedings or Litigation.  No Claim by any Governmental Authority is pending or, to the knowledge of Motif, has been threatened against Motif which may affect the validity or enforceability of this Agreement or the Transactions or the ability of Motif to consummate this Agreement or the Transactions.

6.5                               No Broker.  Motif has not employed or made or entered into any Contract with any broker, finder or similar agent or any other Person or firm with respect to the Transactions which may result in any liability to Nuprim or any Nuprim Shareholder.

6.6                               Motif UK Ordinary Shares.  Assuming the accuracy of the Nuprim Shareholder’s representations and warranties contained herein, the Motif UK Ordinary Shares to be issued to each Nuprim Shareholder pursuant to this Agreement has been and will be as of the Closing Date duly authorized and, upon issuance and delivery in accordance with the Agreement, subject will be validly issued and outstanding, fully paid and non-assessable, free of any Liens other than under the Bylaws of Motif UK or applicable securities Laws and issued in compliance with all applicable Laws.

ARTICLE VII
PRE-CLOSING MATTERS

7.1                               Personnel.  Motif shall engage Sergio Lociuro as a scientific advisor, in accordance with the terms and termination provisions of that certain consulting agreement, dated December 30, 2014, by and between Motif and THOT consulting Sagl, as set in Exhibit H of this Agreement (the “Consulting Agreement”).

7.2                               Shareholder Approval.  Immediately following the execution of this Agreement, Nuprim Shareholders shall, upon consideration of the recommendation of the board of directors of Nuprim, (a) obtain the Shareholder Approval as set forth in Section 4.3(h), and (b) provide Motif a certificate from Nuprim certifying the Shareholder Approval and attaching the applicable written consents.

7.3                               Conduct of Business Prior to Closing.  During the period between the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with Section 11.1 or Section 11.2 or the Closing Date (the “Pre-Closing Period”), Nuprim Shareholders, and Nuprim Shareholders’ Representative shall use commercially reasonable efforts to: (i) preserve intact in all material respects the present business organization of Nuprim and operate the Business in the Ordinary Course of Business; (ii) maintain and preserve intact the business, assets and properties of Nuprim; (iii) maintain the books of account, records and files of Nuprim, all in the Ordinary Course of Business; (iv) maintain in full force and effect the Company Insurance Policies described on Schedule 5.20 (or the renewal or replacement policies of such policies) and (v) inform Motif in writing of any event or circumstance that has or would reasonably be expected to have, a Material Adverse Effect, or which constitutes a breach of any representation, warranty or covenant set forth herein, promptly, and in any event prior to the Closing Date and within two (2) Business Days after the occurrence of any such event or circumstances to Nuprim’s Knowledge.  Except as specifically contemplated by this Agreement or any documents or instruments executed in connection with the consummation of the Transactions, Nuprim Shareholders and Nuprim Shareholders’ Representative covenant that they shall not, and shall cause Nuprim not to, absent the prior written consent of Motif, which consent shall not be unreasonably withheld, conditioned or delayed, from and after the date of this Agreement and until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms:

(a)                                 issue or sell any equity securities or debt securities of Nuprim;

(b)                                 directly or indirectly purchase, redeem or otherwise acquire or dispose of any capital stock of Nuprim;

(c)                                  split, combine or reclassify any of the outstanding shares or classes of capital stock of Nuprim;

(d)                                 adopt a plan of complete or partial liquidation, dissolution, merger (other than pursuant to this Agreement), consolidation, restructuring, recapitalization or other reorganization of Nuprim;

(e)                                  declare, set aside or pay any dividend or other distribution, except for the declaration and payment of any cash dividend or distribution of cash equivalents, so long as any such cash dividends or distributions are made prior to the Closing Date;

(f)                                   incur, assume or guarantee any Company Debt or make any loans or advances to, any other Person;

(g)                                  subject Nuprim’s material assets (real, personal or mixed, tangible or intangible), including, but not limited to the Iclaprim Assets, to any Lien, except for Permitted Liens;

(h)                                 permit or allow the sale, lease, transfer, abandonment, cancellation or disposition of any of Nuprim’s material assets (real, personal or mixed, tangible or intangible, including, but not limited to the Iclaprim Assets, including the Company Intellectual Property) other than transactions in the Ordinary Course of Business;

(i)                                     make any commitments for capital expenditures that aggregate in excess of $50,000;

(j)                                    make any amendments to the Charter or Bylaws of Nuprim;

(k)                                 make any change in Nuprim’s accounting methods or practices;

(l)                                     enter into any partnership, limited liability company or joint venture agreement;

(m)                             waive or release any rights of material value, or cancel, compromise, release or assign any material indebtedness owed to Nuprim;

(n)                                 cancel or terminate any material insurance policy naming Nuprim as a beneficiary or a loss payable payee unless the same shall be replaced with one or more insurance policies providing coverage reasonably comparable in scope and terms and Motif has been provided with prompt written notice of such cancellation or termination;

(o)                                 enter into any Contract by which the Business or any of the assets or properties of Nuprim would be bound or affected that restricts in any material respect the operation of the Business or Nuprim’s assets or properties, from engaging in any line of business in any geographic area or competing with any Person;

(p)                                 terminate or make any material amendment to a Material Contract, or enter into any Contract that would be a Material Contract if it had been in effect on the date hereof;

(q)                                 compromise, settle, grant any waiver or release relating to, or otherwise adjust, any Claim of Nuprim having a value in the aggregate in excess of $100,000, or that imposes non-monetary relief;

(r)                                    take or omit to take any action which if taken or omitted prior to the date hereof would constitute a breach of any of the representations or warranties set forth in Article V of this Agreement;

(s)                                   enter into any labor or collective bargaining agreement or make any commitment or incur any liability to any labor organization relating to any employees;

(t)                                    adopt or authorize any Company Benefit Plan except as may be required by any applicable Law, or: (i) establish any benefit under any Company Benefit Plan (except as may be required by any applicable Law); (ii) hire any employee; or (iii) enter into any employment or consulting agreement; or

(u)                                 agree or commit to do any of the foregoing.

7.4                               Exclusivity.  During the Pre-Closing Period, Nuprim, Nuprim Shareholders’ Representative and Nuprim Shareholders will deal exclusively with Motif in connection with the proposed Transaction. Neither Nuprim, Nuprim Shareholders’ Representative nor any Nuprim Shareholder shall take or permit any other Person on its behalf to take any action to, directly or indirectly, (a) negotiate, solicit, initiate, facilitate, or encourage any overtures or communications, or otherwise entertain any inquiries proposal or offers from, any Person (other than Motif or one of its Affiliates)  directly or indirectly relating to any (i) sale of Nuprim or Nuprim Shares (or any of the assets of Nuprim, including, without limitation, all or any portion of the Iclaprim Assets), (ii) merger, share exchange, conversion, recapitalization, refinancing, liquidation, acquisition or consolidation of Nuprim, or (iii) a direct or indirect acquisition or purchase of any equity interests of Nuprim, including, without limitation, the Nuprim Shares (any such inquiry, proposal or offer being a “Third Party Offer” and any such transaction being a “Third Party Transaction”); (b) participate in any discussions or negotiations with, provide any information to, or enter into any agreement with any Person (other than Motif or one of its Affiliates) in connection with an Third Party Transaction; or (c) accept any proposal or offer from any Person (other than Motif or one of its Affiliates) relating to an Third Party Transaction.  Nuprim and Nuprim Shareholders shall notify Motif in writing immediately upon receipt by Nuprim or a Nuprim Shareholder of any Third Party Offer or any request for non-public information in connection with any such Third Party Offer or for access to the properties, books or records of Nuprim by any person or entity that informs Nuprim or the Nuprim Shareholders that it is considering, or has made, a Third Party Offer.  Such notice shall set forth the identity of the person making the Third Party Offer and the material terms thereof.

7.5                               Commercially Reasonable Efforts.  Subject to the terms and conditions of this Agreement, Nuprim Shareholders’ Representative and Nuprim Shareholders, on the one hand, and Motif, on the other hand, agree to use their commercially reasonable efforts to take or cause to be taken and to do or cause to be done all such actions and things as are necessary under the terms of this Agreement or under applicable Laws, or as may be advisable or reasonably requested by the other Party or Parties, as applicable, in order to consummate the Transactions.  None of Nuprim Shareholders’ Representative or Nuprim Shareholders, on the one hand, and Motif, on the other hand, shall intentionally perform any act which, if performed, or if omitted to be performed, would prevent or excuse the performance of this Agreement by any Party or which would result in any representation or warranty herein contained of such Party being untrue in any material respect as if originally made on and as of the Closing Date.  Without limiting the generality of the foregoing, the Parties agree to take all commercially reasonable actions necessary in order to obtain any consent or approval of any third party, including without limitation, any Governmental Authority, which is required in connection with this Agreement or any of the Transactions, and during the Pre-Closing Period, Nuprim Shareholders shall take all actions and use their commercially reasonable efforts to satisfy the conditions to Closing set forth in Section 4.3.

7.6                               Mutual Cooperation.  Subject to the following sentence, each Party shall use its commercially reasonable efforts to: (a) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any Claim initiated by a private party; and (b) keep the other Party informed in all material respects and on a reasonably timely basis of any material communication received by such Party from, or given by such Party to any Governmental Authority and of any material communication received or given in connection with any Claim by a private party, in each case regarding any of the Transactions.  Nothing contained in this Agreement shall require or obligate any Party to divest, restrict, alter or otherwise bind the use, ownership or operation, as applicable, of its businesses, operations, organization or assets.

7.7                               Notification.

(a)                                 From the date hereof until the Closing Date, if Nuprim becomes aware of any variances from the representations and warranties contained in Article V that would cause the condition set forth in Section 4.3(c)  not to be satisfied, Nuprim Shareholders’ Representative on behalf of the Nuprim Shareholders shall disclose such variances to Motif in the form of updated Disclosure Schedules.

7.8                               Access to Information; Financial Statements.  Prior to the Closing, Nuprim Shareholders and Nuprim Shareholders’ Representative shall provide Motif and its representatives: (i) access to records related to or associated with Nuprim, the Iclaprim Assets, products, development and Intellectual Property (including, without limitation, documentation related to the chain of ownership of the Iclaprim Assets), plus any and all records (paper and electronic), documents, and other materials as reasonably requested by Motif related thereto, and (ii) reasonable access (at reasonable times, on reasonable prior notice and in a manner so as not to interfere with the normal business operations of Nuprim) to the personnel, properties, books, contracts and other records and documents of Nuprim to aid Motif in completing its diligence effort.    The costs of storage, shipping and transportation of any due diligence material not in digital form shall be borne by Motif.

7.9                               Intercompany Arrangements.  Nuprim Shareholders shall ensure that all Affiliate Transactions, other than those  fully paid and discharged pursuant to Section 7.10, shall terminate as of the Closing, such termination to be without further liability whatsoever to Nuprim.

7.10                        Payoff of Company Debt.  Prior to the Closing, Nuprim Shareholders shall cause all of the Company Debt outstanding prior to the Closing to be fully paid or discharged, with no continuing liability whatsoever to Nuprim; except obligations under the Acino Purchase Agreement which are due and payable after October 17, 2014 which Motif is responsible for paying pursuant to this Agreement, storage and transportation costs relating to the Iclaprim Assets and obligations which may be paid from the $25,000 reimbursement from Motif hereunder.  As a condition to Closing, Motif shall reimburse Nuprim and the Nuprim Shareholders for up to $25,000 of out-of-pocket expenses, including legal, accounting, administrative and tax costs incurred.

7.11                        Transfer of Iclaprim Asset. During the Pre-Closing Period, upon Motif’s request, Nuprim Shareholders shall authorize the transfer of up to 1 kilogram of drug substance solely to allow Motif  to undertake development work intended to be completed prior to the FDA Type C Meeting, and for no other purpose, in such quantities as requested by Motif.  All third-party costs will be the responsibility of and paid up front by Motif.

7.12                        Storage.  Motif will reimburse Nuprim Shareholders, within ten (10) Business Days of Motif’s receipt of an invoice, for any storage costs paid by Nuprim during the Pre-Closing Period.  Once Motif directly or indirectly takes possession of such records, products and/or drug substances, Motif shall be responsible for maintaining the chain of custody records according to Good Manufacturing Practices (“GMP”).  Motif shall be responsible for all loss, cost and expense incurred by Nuprim or the Nuprim Shareholders relating to Motif’s failing to maintain the chain of custody records according to GMP (and provide the same to the Nuprim Shareholders).

7.13                        Reporting.  Prior to the Closing, Nuprim shall send written notice to the (i) FDA notifying that the ownership of the Investigational New Drug Application and the New Drug Application have been transferred to Motif (the “FDA Notice”) , and (ii) European Medicines Agency notifying that the ownership of the Marketing Authorisation Application has been transferred to Motif (the “EMA Notice”).  Nuprim will take all reasonable measures to send such notices on or prior to December 31, 2014. The out-of-pocket costs shall be borne by Motif and reimbursed within 10 Business Days of Motif’s receipt of an invoice.  Nuprim Shareholders shall provide confirmation that the FDA Notice and the EMA Notice has been received and accepted by each respective agency.  The out-of-pocket costs shall be borne by Motif and reimbursed within ten (10) Business Days of Motif’s receipt of an invoice.

7.14                        FDA Type C Meeting Materials. Prior to the Closing, Nuprim Shareholders shall have provided all the information in their possession required to be produced for purposes of  the FDA Type C Meeting and all of the reports and disclosure memoranda owned or controlled by Nuprim that may be necessary to timely complete the FDA Type C Meeting.

ARTICLE VIII
POST-CLOSING MATTERS

8.1                               Reporting.  Motif shall be responsible for the filing of FDA Annual Report (CFR 312.33). Motif shall furnish Nuprim Shareholders’ Representative with a copy of each such FDA Annual Report within thirty (30) days after the delivery of each to the FDA, time being of the essence.

8.2                               Other Post-Closing Deliverable.  By or before February 15, 2017, so long as  Nuprim Shareholders have provided all the information in their possession required to be produced during the FDA Type C Meeting and all of the reports and disclosure memoranda owned or controlled by Nuprim necessary to timely complete the FDA Type C Meeting, Motif must commence clinical development of the Iclaprim Product, time being of the essence.

8.3                               Registration of Shares on the Exchange.  Nuprim Shareholders’ Escrowed Shares and Additional Shares shall be registered on the Exchange at expense of Motif, at or following the listing of the Motif UK Ordinary Shares on the Exchange on the same terms and conditions as applied and provided to all other Motif UK Ordinary Shares in such listing.

8.4                               Post-Closing Transfer Restrictions.  For a period of one (1) year from the date of Motif UK’s initial public offering but in no event any later than March 31, 2016, the Escrowed Shares, Additional Shares, and Warrants (collectively, “Equity Interest”), determined on a shareholder by shareholder basis, shall be subject to transfer restrictions no more onerous than the restrictions applicable to Motif UK’s other shareholders holding similar amounts of Motif UK Shares.

8.5                               Intellectual Property Maintenance. Following the Closing, upon the mutual agreement of the Parties, the Nuprim Shareholders will have the right (but not the obligation) to file, prosecute and maintain, at the sole cost and expense of Motif, with such cost and expense not to exceed $10,000, any applications for Intellectual Property rights that cover or relate to the Iclaprim Assets. Motif will be responsible for and promptly pay when due all fees, up to $10,000, necessary to and will otherwise maintain the applications.

8.6                               Additional Assets. During the period from the Closing Date and continuing until two (2) years after the Closing Date, if Nuprim Shareholders or Motif identify any Assets or Intellectual Property of Nuprim that are necessary for (and were used by Nuprim in) the Business as conducted by Nuprim  prior to Closing that were not sold, assigned, transferred, conveyed and delivered to Motif as required by this Agreement, then Nuprim Shareholders shall undertake, at no cost to Motif,  to promptly transfer such asset to Motif, but in each instance only to the extent any such asset is: (i) in existence as of such time, and (ii) in the possession of, and controlled and freely transferable by, Nuprim Shareholders.

8.7                               Transfer Taxes.  Motif shall pay 100% of all transfer, real property transfer, documentary, sales, use, stamp, duty, recording and similar Taxes (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the Transactions (together, “Transfer Taxes”).  Motif shall be responsible for preparing and filing all Tax Returns or other applicable documents in connection with all Transfer Taxes, to the extent permitted by applicable Law, provided, however, that Nuprim Shareholders’ Representative shall cooperate with Motif in the preparation and filing of all Tax Returns or other applicable documents for or with respect to Transfer Taxes, including timely signing and delivering such Tax Returns, documents, and certificates as may be necessary or appropriate to file such Tax Returns or establish an exemption from (or otherwise reduce) Transfer Taxes.  Notwithstanding anything to the contrary contained in this Agreement, “Transfer Taxes” shall not include any Taxes required to be deducted and withheld with respect to payments made by Motif to Nuprim Shareholders (under the Code or Treasury Regulations thereunder or any applicable provision of state, local or foreign Law) in connection with the Transactions contemplated by this Agreement.

8.8                               Conduct of Business with Respect to Taxes.  During the Pre-Closing Period:

(a)                                 Nuprim may not make, revoke or amend any Tax election; change any annual accounting period; adopt or change any method of accounting or reverse any accruals (except as required by a change in Law); file any amended Tax Returns; sign or enter into any closing agreement or settlement agreement with respect to any, or compromise any, Claim or assessment of any Tax Liability; surrender any right to claim a refund, offset or other reduction in liability; consent to any extension or waiver of the limitations period applicable to any Claim or assessment, in each case, with respect to Taxes; or act or omit to act where such action or omission to act could reasonably be expected to have the effect of increasing any present or future Tax Liability or decreasing any present or future Tax benefit for Nuprim, Motif or its Affiliates; and

(b)                                 Nuprim Shareholders on behalf of Nuprim shall: (i) timely file all Tax Returns required to be filed by it and all such Tax Returns shall be prepared in a manner consistent with past practice and that is reasonably acceptable to Motif; (ii) timely pay all Taxes due and payable; and (iii) promptly notify Motif of any income, franchise or similar (or other material) Tax Claim, investigation or audit pending against or with respect to Nuprim in respect of any Tax matters (or any significant developments with respect to ongoing Tax matters), including material Tax Liabilities and material Tax refund claims.

8.9                               Cooperation on Tax Matters.  Nuprim Shareholders and Motif shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of Nuprim relating to any Pre-Closing Tax Period or Straddle Period, including maintaining and making available to each other all records necessary in connection with Taxes of Nuprim relating to any Pre-Closing Tax Period or Straddle Period, and in resolving all disputes and audits with respect to all such Pre-Closing Tax Periods and Straddle Periods in accordance with Section 8.13.  Motif recognizes that Nuprim Shareholders’ Representative may need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by Nuprim to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, Motif agrees that from and after the Closing Date, Motif shall, and shall cause Nuprim to, retain and maintain such records and information until the later of: (a) six (6) years following the Closing Date; and (b) the applicable statute of limitations with respect to the Tax for which such records or information relate, and allow Nuprim Shareholders’ Representative to inspect, review and make copies of such records and information as Nuprim Shareholders’ Representative reasonably requests from time to time during normal business hours and after appropriate prior notification.

8.10                        Preparation and Filing of Pre-Closing Period Tax Returns for Nuprim.  Nuprim Shareholders’ Representative shall, at the cost and expense of Nuprim Shareholders, prepare, or cause to be prepared all Pre-Closing Period Tax Returns required to be filed by or on behalf of

Nuprim.  All such Pre-Closing Period Tax Returns shall be prepared and filed in a manner that is consistent with the prior practice of Nuprim, except as required by applicable Law.  Drafts of all such Pre-Closing Period Tax Returns shall be delivered to Motif for its review and approval at least thirty (30) days prior to the Due Date of any such Pre-Closing Period Tax Return; provided, however, that such approval shall not be unreasonably withheld, conditioned or delayed.  If Motif disputes any item on such Pre-Closing Period Tax Return, it shall notify Nuprim Shareholders’ Representative (by written notice within fifteen (15) days of receipt of such draft of such Pre-Closing Period Tax Return) of such disputed item (or items) and the basis for its objection.  If Motif does not object by written notice within such period, the amount of Taxes shown to be due and payable on such Pre-Closing Period Tax Return shall be deemed to be accepted and agreed upon, and final and conclusive, for purposes of this Section 8.10.  Motif and Nuprim Shareholders’ Representative shall act in good faith to resolve any dispute prior to the Due Date of any such Pre-Closing Period Tax Return.  If Motif and Nuprim Shareholders’ Representative cannot resolve any disputed item, the item in question shall be resolved by a neutral arbitrator as promptly as practicable (in accordance with the provisions of this Section 8.10), whose determination shall be final and conclusive for purposes of this Section 8.10.  The neutral arbitrator shall be instructed to use every reasonable effort to complete their services within thirty (30) days after submission of the dispute to them and in any case, as soon as practicable after such submission.  The fees and expenses of the neutral arbitrator in connection with its work pursuant to this Section 8.10 shall be paid fifty percent (50%) by Motif and fifty percent (50%) by Nuprim Shareholders.  Nuprim Shareholders’ Representative shall timely file all such Pre-Closing Period Tax Returns; provided, however, if any such Pre-Closing Period Tax Return is filed after the Closing and Nuprim Shareholders’ Representative is not authorized to execute and file such Pre-Closing Period Tax Return by applicable Law, Motif shall execute and file (or cause to be filed) such Pre-Closing Period Tax Return (as finally determined pursuant to this Section 8.10) with the appropriate Taxing Authority.  Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, shall pay all Pre-Closing Taxes due and payable in respect of all Pre-Closing Period Tax Returns of Nuprim; provided, however, that if any Pre-Closing Period Tax Return is due after the Closing and is to be filed (or caused to be filed) by Motif, Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, shall pay (in immediately available funds) to Motif the amount of all Pre-Closing Taxes due and payable with respect of such Pre-Closing Period Tax Return (determined pursuant to this Section 8.10) no later than three (3) Business Days prior to the earlier of the date such Pre-Closing Period Tax Return is filed or the Due Date of such Pre-Closing Period Tax Return, and Motif shall timely pay the amount of such Pre-Closing Taxes.  Amounts required to be paid by Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, pursuant to this Section 8.10, that are not paid on or prior to the date specified herein shall accrue interest at the simple rate of 8% per annum until paid in full.  In the event that such Pre-Closing Period Tax Return reflects any refund, the provisions of Section 8.14 (Tax Refunds) shall control.

8.11                        Preparation and Filing of Straddle Period Tax Returns for Nuprim.  Motif shall, at its expense, prepare and timely file, or cause to be prepared and timely filed, all Straddle Period Tax Returns required to be filed by Nuprim.  All Straddle Period Tax Returns shall be prepared and filed in a manner that is consistent with the prior practice of Nuprim, except as required by applicable Law.  Motif shall deliver or cause to be delivered drafts of all Straddle Period Tax Returns to Nuprim Shareholders’ Representative for his review and approval at least thirty (30) days prior to the Due Date of any such Straddle Period Tax Return and shall notify Nuprim Shareholders’ Representative of Motif’s calculation of Nuprim Shareholders’ share of the Taxes of Nuprim (as the case may be) for such Straddle Period (determined in accordance with Section 8.12); provided, however, that such approval by Nuprim Shareholders’ Representative of any such Straddle Period Tax Returns and such calculations of Nuprim Shareholders’ share of the Tax Liability for such Straddle Period (determined in accordance with Section 8.12) shall not be unreasonably withheld, conditioned or delayed.  If Nuprim Shareholders’ Representative disputes any item on such Straddle Period Tax Return, he shall notify Motif (by written notice within fifteen (15) days of receipt of such Straddle Period Tax Return and calculation) of such disputed item (or items) and the basis for his objection.  If Nuprim Shareholders’ Representative does not object by written notice within such period, such draft of such Straddle Period Tax Return and calculation of Nuprim Shareholders’ share of the Taxes for such Straddle Period shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 8.11.  Motif and Nuprim Shareholders’ Representative shall negotiate in good faith to resolve any such dispute prior to the Due Date of such Straddle Period Tax Return.  If Motif and Nuprim Shareholders’ Representative cannot resolve any disputed item, the item in question shall be resolved by the neutral arbitrator as promptly as practicable (in accordance with the provisions of this Section 8.11), whose determination shall be final and conclusive for purposes of this Section 8.11.  The neutral arbitrator shall be instructed to use every reasonable effort to complete their services within thirty (30) days after submission of the dispute to them and in any case, as soon as practicable after such submission. The fees and expenses of the neutral arbitrator in connection with its work pursuant to this Section 8.11 shall be paid fifty percent (50%) by Motif and fifty percent (50%) by Nuprim Shareholders.  No later than three (3) Business Days prior to the earlier of the date a Straddle Period Tax Return of Nuprim is filed or the Due Date of such Straddle Period Tax Return, Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, shall pay (in immediately available funds) to Motif the amount of all Pre-Closing Taxes required to be paid with respect to such Straddle Period Tax Return (determined pursuant to this Section 8.11).  Amounts required to be paid by Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, to Motif pursuant to this Section 8.11 that are not paid on or prior to the date specified herein shall accrue interest at the simple rate of 8% per annum until paid in full.  In the event that such Straddle Period Tax Return reflects any refund, the provisions of Section 8.14 (Tax Refunds) shall control.

8.12                        Computation of Tax Liabilities.  To the extent permitted or required, the taxable year of Nuprim that includes the Closing Date shall close as of the end of the Closing Date.  Whenever it is necessary to determine the liability for Taxes for a Straddle Period relating to:

(a)                                 Taxes not described in Section 8.12(b) (e.g., Taxes imposed on a periodic basis, such as real property and other ad valorem Taxes), the determination of Taxes of Nuprim for the portion of the Straddle Period ending on and including the Closing Date shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and

(b)                                 (i) Taxes based on the income or receipts for a Straddle Period, (ii) Taxes imposed in connection with any sale or other transfer or assignment of property (including all sales and use Taxes) for a Straddle Period, and (iii) withholding Taxes relating to a Straddle Period, the determination of the Taxes of Nuprim for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by assuming that the Straddle Period consisted of two (2) taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of Nuprim for the Straddle Period shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of Nuprim were closed at the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) will be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

8.13                        Tax Contests.

(a)                                 Motif shall deliver a written notice to Nuprim Shareholders’ Representative in writing promptly following any demand, Claim, or notice of commencement of a Claim, proposed adjustment, assessment, audit, examination or other administrative or court Proceeding with respect to Taxes of Nuprim for which Nuprim Shareholders may be liable (“Tax Contest”) and shall describe in reasonable detail (to the extent known by Motif) the facts constituting the basis for such Tax Contest, the nature of the relief sought, and the amount of the claimed Losses (including Taxes), if any (the “Tax Claim Notice”), provided, however, that the failure or delay to so notify Nuprim Shareholders’ Representative shall not relieve Nuprim Shareholders of any obligation or liability that Nuprim Shareholders may have to Motif, except to the extent that Nuprim Shareholders’ Representative demonstrates that Nuprim Shareholders are materially and adversely prejudiced thereby.

(b)                                 With respect to Tax Contests for Taxes of Nuprim for a Pre-Closing Tax Period, Nuprim Shareholders’ Representative may elect to assume and control the defense of such Tax Contest by written notice to Motif within thirty (30) days after delivery by Motif to Nuprim Shareholders’ Representative of the Tax Claim Notice.  If Nuprim Shareholders’ Representative elects to assume and control the defense of such Tax Contest, Nuprim Shareholders: (i) shall bear their own costs and expenses; (ii) shall be entitled to engage their own counsel; and (iii) may (A) pursue or forego any and all administrative appeals, Proceedings, hearings and conferences with any Taxing Authority, (B) either pay the Tax claimed or sue for refund where applicable Law permits such refund suit or (C) contest, settle or compromise the Tax Contest in any permissible manner, provided, however, that Nuprim Shareholders’ Representative shall not settle or compromise (or take other actions described herein with respect to) any Tax Contest without the prior written consent of Motif (such consent not to be unreasonably withheld, delayed or conditioned), provided, further, that Nuprim Shareholders’ Representative shall not settle or compromise (or take other actions described herein with respect to) any Tax Contest without the prior written consent of Motif (which consent may be withheld in the sole discretion of Motif) if such settlement or compromise would reasonably be expected to adversely affect the Tax Liability of Motif or any of its Affiliates for any Tax period ending after the Closing Date.  If Nuprim Shareholders’ Representative elects to assume the defense of any Tax Contest, Nuprim Shareholders’ Representative shall: (x) keep Motif reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to Motif of any related correspondence, and shall provide Motif with an opportunity to review and comment on any material correspondence before Nuprim Shareholders’ Representative sends such correspondence to any Taxing Authority); (y) consult with Motif in connection with the defense or prosecution of any such Tax Contest; and (z) provide such cooperation and information as Motif shall reasonably request, and Motif shall have the right, at its expense, to participate in (but not control) the defense of such Tax Contest (including participating in any discussions with the applicable Tax Authorities regarding such Tax Contests).

(c)                                  In connection with any Tax Contest that relates to Taxes of Nuprim for a Pre-Closing Tax Period that: (i) Nuprim Shareholders’ Representative does not timely elect to control pursuant to Section 8.13(b); or (ii) Nuprim Shareholders’ Representative fails to diligently defend, such Tax Contest shall be controlled by Motif (and Nuprim Shareholders shall reimburse  Motif for all reasonable costs and expenses incurred by Motif relating to a Tax Contest described in this Section 8.13(c)) and Nuprim Shareholders’ Representative agrees to cooperate with Motif in pursuing such Tax Contest.  In connection with any Tax Contest that is described in this Section 8.13(c) and controlled by Motif, Motif shall: (x) keep Nuprim Shareholders’ Representative informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to Nuprim Shareholders’ Representative of any related correspondence and shall provide Nuprim Shareholders’ Representative with an opportunity to review and comment on any material correspondence before Motif sends such correspondence to any Taxing Authority); (y) consult with Nuprim Shareholders’ Representative in connection with the defense or prosecution of any such Tax Contest; and (z) provide such cooperation and information as Nuprim Shareholders’ Representative shall reasonably request, and, at his own cost and expense, Nuprim Shareholders’ Representative shall have the right to participate in (but not control) the defense of such Tax Contest (including participating in any discussions with the applicable Tax Authorities regarding such Tax Contests).

(d)                                 In connection with any Tax Contest for Taxes of Nuprim for any Straddle Period, such Tax Contest shall be controlled by Motif; provided, that Motif shall not settle or compromise (or take such other actions described herein with respect to) any Tax Contest without the prior written consent of Nuprim Shareholders’ Representative, with such consent not to be unreasonably withheld, conditioned or delayed.  Motif shall: (x) keep Nuprim Shareholders’ Representative informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to Nuprim Shareholders’ Representative of any related correspondence and shall provide Nuprim Shareholders’ Representative with an opportunity to review and comment on any material correspondence before Motif sends such correspondence to any Taxing Authority); (y) consult with Nuprim Shareholders’ Representative in connection with the defense or prosecution of any such Tax Contest; and (z) provide such cooperation and information as Nuprim Shareholders’ Representative shall reasonably request, and, at his own cost and expense acting on behalf of Nuprim Shareholders, Nuprim Shareholders’ Representative shall have the right to participate in (but not control) the defense of such Tax Contest (including participating in any discussions with the applicable Tax Authorities regarding such Tax Contests).

(e)                                  Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by this Section 8.13 (and not Section 9.7).

8.14                        Tax Refunds.  Motif may, at its option, cause Nuprim to elect, where permitted by applicable Law, to carry forward or carry back any Tax attribute carryover that would, absent such election, be carried back to a Pre-Closing Tax Period or Straddle Period.  Motif shall promptly notify Nuprim Shareholders’ Representative of and pay (or cause to be paid) to Nuprim Shareholders’ Representative on behalf of Nuprim Shareholders: (a) any refund of Taxes paid by Nuprim for any Pre-Closing Tax Period actually received by Nuprim; or (b) a portion of any refund of Taxes paid by Nuprim for any Straddle Period (such portion to be allocated consistent with the principles set forth in Section 8.14 hereof) actually received by Nuprim, in each case, net of any Tax Liabilities or increase in Tax Liabilities imposed on Motif, or Nuprim resulting from such refund; provided, however, that Nuprim Shareholders shall not be entitled to any refund to the extent such refund relates to a carryback of a Tax attribute from any period ending after the Closing Date.  Motif shall pay (or cause to be paid) the amounts described in the second sentence of this Section 8.14 within thirty (30) days after the actual receipt of the Tax refund giving rise to Motif’s obligation to make payment hereunder with respect thereto.  At the request of Nuprim Shareholders’ Representative, Motif shall reasonably cooperate with Nuprim Shareholders’ Representative in obtaining any such refunds for which Nuprim Shareholders are entitled pursuant to this Section 8.14, including through the filing of amended Tax Returns or refund claims as prepared by Nuprim Shareholders’ Representative, at the expense of Nuprim Shareholders; provided, however, that if any such amended Tax Return shall be prepared by Nuprim Shareholders’ Representative, Nuprim Shareholders’ Representative shall deliver or cause to be delivered drafts of any such amended Tax Return to Motif for its review prior to the time such amended Tax Return may be filed and any such amended Tax Return shall be subject to the consent of Motif, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, that Motif shall not be required to cooperate with Nuprim Shareholders’ Representative in obtaining such refunds (or, notwithstanding anything to the contrary contained herein, consent to the filing of such amended Tax Return) if such refund could reasonably be expected to adversely affect Motif or Nuprim in any Straddle Period or Post-Closing Period.

8.15                        Adjustment to Purchase Price in Connection with Taxes.  Motif and Nuprim Shareholders agree to treat any amounts payable after the Closing by Nuprim Shareholders to Motif (or by Motif to Nuprim Shareholders) pursuant to this Agreement as an adjustment to the purchase price, unless a final determination by the appropriate Taxing Authority or court causes any such payment not to be treated as an adjustment to the purchase price for Tax purposes.

8.16                        Payments in Connection with Taxes.  Notwithstanding anything to the contrary contained in this Agreement (but subject to this Article VIII), payment by Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, of any amount due related or attributable to Taxes or Tax Returns pursuant to this Agreement shall be made within five (5) Business Days following written notice by Motif that payment of such amounts to the appropriate Taxing Authority is due (or, in connection with this Agreement, is required to be paid by Nuprim Shareholders to Motif or are the responsibility of Nuprim Shareholders in whole or in part); provided, however, that Nuprim Shareholders or Nuprim

Shareholders’ Representative, acting on behalf of Nuprim Shareholders, shall not be required to make any payment earlier than three (3) Business Days before it is due (without regard to any extensions for filing the applicable Tax Return) to the appropriate Taxing Authority.  Amounts required to be paid by Nuprim Shareholders or Nuprim Shareholders’ Representative, acting on behalf of Nuprim Shareholders, for Taxes, or otherwise, that are not paid on or prior to the date specified herein shall accrue interest at the simple rate of 8% per annum until paid in full.

8.17                        Non-Compete.

(a)                                 Each Nuprim Shareholder hereby acknowledges that (i) in addition to disposing of such Nuprim Shareholders’ ownership interest in Nuprim as set forth in this Agreement, such Nuprim Shareholder is transferring all the goodwill of Nuprim associated with or attributable to such Nuprim Shareholder’s Nuprim Shares, (ii) such Nuprim Shareholder has contributed to the development of the goodwill of Nuprim, and (iii) the Parties have agreed upon the Equity Consideration to specifically include and reflect such sale of goodwill.  In consideration of the sale of such Nuprim Shareholder’s ownership in Nuprim, including the sale of all goodwill, each Nuprim Shareholder agrees that, during such Nuprim Shareholder’s applicable Non-Compete Restrictive Period, such Nuprim Shareholder shall not, and shall cause each of its Affiliates not to, without the express written consent of Motif (which may be withheld in Motif’s sole and absolute discretion) directly or indirectly, in any capacity (whether individually or as owner, shareholder, partner, director, officer, trustee, employee, agent or consultant, or in any other capacity), whether or not for pecuniary benefit, work as an employee, agent, or consultant, in the Diaminopyridine class of antibiotics for human use for a period of two (2) years from  the date of this Agreement.  Notwithstanding the restrictions set forth above, nothing herein shall prohibit any Nuprim Shareholder from owning or making investments in the Ordinary Course of Business in the securities of any Persons that are listed on any national stock exchange; provided, that the securities owned by such Nuprim Shareholder shall, in the aggregate, represent no more than 10% of the total voting power of such Person.  Nuprim Shareholders may also be a director in such Person without violating this restriction.

8.18                        Further Assurances.  From and after the Closing, as and when required by any Party, each Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting Party’s expense, all such further or other actions, as such other Party may reasonably deem necessary or desirable to consummate the Transactions.  Except as otherwise set forth in this Agreement, each Party shall bear its own costs and expenses associated with fulfilling its obligations as set forth in this Article VIII.

8.19                        Release by Nuprim Shareholders.  On the Closing Date, each Nuprim Shareholder (each a “Seller Releasor”), on behalf of such Nuprim Shareholder and such Nuprim Shareholder’s respective beneficiaries, heirs, successors and assigns irrevocably, absolutely and fully releases, remises, relieves, relinquishes, waives and forever discharges Nuprim, and each of its officers, directors, employees, agents, direct and indirect equity holders, lenders, representatives, successors and assigns (collectively, the “Motif Released Parties”), from any and all Claims, counterclaims, damages, losses, payments, obligations, debts, accountings, Liens, costs and expenses (including attorneys’ fees and costs) of any kind or nature, fixed or contingent, direct or indirect, several or otherwise, known or unknown, suspected or unsuspected, choate or inchoate, claimed or unclaimed, in Law or in equity, whether arising from, in or out of tort, statute (whether state, federal or local) or Contract or any other common law, administrative or similar cause of action, right or remedy (collectively, the “Released Claims”), that such Seller Releasor may have against any of the Motif Released Parties from the beginning of time until the Closing Date, other than the Retained Claims (as hereinafter defined), rights under this Agreement and any ancillary agreements.  “Retained Claims” means any Claims of a Seller Releasor for: (a) the Equity Consideration and Motif’s post-Closing obligations under this Agreement under Article VIII; (b) indemnification or advancement of expenses arising under applicable Law or the Charter and the Bylaws of Nuprim; (c) indemnity obligations, if any, under Article IX; (d) rights, Claims and actions arising out of or under any insurance policies or this Agreement; and (e) claims that cannot be released as a matter of Law.  Such Seller Releasor, on behalf of such Seller Releasor’s respective heirs, successors and assigns, specifically waives the benefits of any statutory or common law of any state, which in effect provides that a general release does not extend to Released Claims which the creditor does not know or suspect to exist in his, her or its favor.  It is expressly understood and agreed that the releases contained in this Section 8.19 are intended to cover and do cover all known facts and/or Seller Released Claims, as well as any further facts and/or Seller Released Claims within the scope of such Released Claims not known or anticipated, but which may later develop or be discovered, including all the effects and consequences thereof.  Such Seller Releasor, on behalf of such Seller Releasor’s respective successors and assigns, acknowledges that he, she or it may hereafter discover facts in addition to, or different from, those which he, she or it now believes to be true with respect to the subject matter of the Seller Released Claims released in this Agreement, but agree that they have taken that possibility into account in reaching this Agreement, and that the releases given in this Agreement will be and remain in effect notwithstanding the discovery or existence of any such additional or different facts, as to which such Seller Releasor expressly assumes the risk.  Each Seller Releasor acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”  Each Seller Releasor acknowledges that such provisions are designed to protect a Party from waiving claims which it does not know exist or may exist.  Nonetheless, each Seller Releasor agrees that, effective as of the Closing Date, such Seller Releasor shall be deemed to waive any such provision.

8.20                        Proprietary Information.  From and after the Closing, no Nuprim Shareholder may disclose or make use of (except to pursue post-Closing rights or obligations under this Agreement (including any Exhibits attached hereto), or to carry out duties of their employment by Motif (or any Affiliate of Motif, including Nuprim)), any knowledge, information or documents of a confidential or proprietary nature or not generally known to the public with respect to the Business and Iclaprim Assets in the Field, Motif or any of their respective Affiliates (including Nuprim) or the businesses of any of the foregoing (including the financial information, technical information or data relating to Nuprim and the Iclaprim Assets, as well as filings and testimony (if any) presented in the course of any Proceeding pursuant to Article XII and any award and the tribunal’s reasons therefor relating to the same), (such knowledge, information or documents, “Proprietary Information”); provided, however, that the term “Proprietary Information” does not include information that (a) was, is or becomes public knowledge other than through improper disclosure by any of the Nuprim Shareholders or an Affiliate of any of the Nuprim Shareholders, or (b) is lawfully acquired by a Nuprim Shareholder, from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.  Each Nuprim Shareholder may disclose Proprietary Information as requested or required by (y) any applicable Law or (z) oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process; provided, however, that (i) such Nuprim Shareholder shall give prompt notice of such requirement to Motif, (ii) such Nuprim Shareholder shall disclose only such portion of the Proprietary Information as is requested or required and (iii) if available, such Nuprim Shareholder will use its commercially reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded such disclosed Proprietary Information.

8.21                        FDA Type C Meeting Materials.  From and after the Closing, Nuprim Shareholders shall continue to provide any requested information in their possession required to be produced for purposes of the FDA Type C Meeting and all of the reports and disclosure memoranda owned or controlled by Nuprim that may be necessary to timely complete the FDA Type C Meeting.

ARTICLE IX
INDEMNIFICATION

9.1                               Indemnification by Nuprim and Nuprim Shareholders.  Subject to the limitations set forth in this Article IX, Nuprim (only with respect to any period prior to the Closing) and each Nuprim Shareholder hereby agrees to jointly and severally (provided, that, for purposes of the representations and warranties made by each Nuprim Shareholder in an individual capacity in Sections 5.1, 5.2, and 5.3, and for any breach by an individual Nuprim Shareholder of an obligation required to be performed by such Nuprim Shareholder prior to the Closing, Nuprim Shareholders agree to severally and not jointly), indemnify, hold harmless and reimburse Motif and Nuprim (only with respect to any period after the Closing), and their respective successors and assigns and each of the foregoing’s respective shareholders, officers, directors, employees and agents (collectively, the “Motif Indemnitees”) from and against any and every Claim, action, loss, liability, damage, cost, expense (including reasonable attorneys’ fees), deficiency, penalty, award, judgment, fine, Taxes, notice of violation, notice of liability or charge and any Claims in respect thereof (including amounts paid in settlement and reasonable costs of investigation and legal fees and expenses), but specifically excluding consequential, punitive, special, incidental or indirect damages or losses, including, without limitation, business interruption, loss of future revenue, diminution in value, profits or income, or loss of business reputation or opportunity (collectively, and as so excluded, “Losses”), Motif Indemnitees incur or sustain that are based upon, related to, result from or arise out of:

(a)                                 any breach or inaccuracy of any representation or warranty of Nuprim or Nuprim Shareholders contained in or made pursuant to Article V of this Agreement;

(b)                                 any breach of, or failure to perform or observe, any covenant, agreement or obligation to be performed by Nuprim (to the extent to be performed prior to the Closing) or any Nuprim Shareholder or Nuprim Shareholders’ Representative contained in or made pursuant to this Agreement;

(c)                                  any Pre-Closing Taxes;

(d)                                 any liability related to or in connection with any litigation.

9.2                               Indemnification by Motif.  From and after the Closing, subject to any withholding as contemplated hereby, Motif hereby agrees to indemnify, hold harmless and reimburse Nuprim Shareholders and their successors and assigns and each of the foregoing’s respective shareholders, officers, directors, employees and agents (collectively, the “Seller Indemnitees”, and together with Motif Indemnitees, the “Indemnitees”) from and against any Losses that Nuprim Shareholders incur or sustain that are based upon, related to, result from or arise out of:

(a)                                 any breach or inaccuracy of any representation or warranty of Motif contained in or made pursuant to Article V of this Agreement;

(b)                                 any breach of, or failure to perform or observe, any covenant, agreement or obligation to be performed by Nuprim (to the extent to be performed after the Closing) or Motif contained in or made pursuant to this Agreement; and

(c)                                  Post-Closing Taxes.

9.3                               Limitations on Liability.  Motif Indemnitee’s aggregate recovery against the Nuprim Shareholders shall be limited to the return of the Motif UK Ordinary Shares issued to Nuprim Shareholders, which shall be based upon the then Fair Market Value of such shares; the recovery against the Nuprim Shareholders being non-monetary.

9.4                               Survival.  The representations and warranties contained in Article V of this Agreement shall survive the Closing until the date eighteen (18) months from the Closing Date, (the “Survival Period”), provided, however, that (i) the Fundamental Representations shall survive and continue indefinitely, (ii) no such limitation will apply in the event that the applicable breach is the result of fraud or intentional misrepresentation and (iii) if written notice of a Claim for Losses based upon breach of an applicable representation or warranty has been given to Nuprim Shareholders’ Representative or Motif, as applicable, prior to the expiration of the Survival Period, then the applicable representation(s) and/or warranty(ies) shall survive as to such Claim until such Claim has been fully resolved.  The Parties specifically and unambiguously intend that the survival periods that are set forth in this Section 9.4, for the representations and warranties contained herein shall replace any statute of limitations for such representations or warranties that would otherwise be applicable.  Any covenant or agreement contained herein to be performed prior to or after the Closing shall survive the Closing indefinitely.

9.5                               Exclusive Remedy.  Subject to the provisions regarding specific performance set forth in Section 13.9, the remedies set forth in this Article IX shall be the sole and exclusive remedies of the Parties with respect to this Agreement or any other document required to be delivered hereby or the Transactions contemplated hereby or thereby; provided, however, that in the event of a termination of this Agreement, or if the Closing does not otherwise occur, the Parties reserve all rights and remedies as a result of any breach of this Agreement, except as otherwise provided in this Agreement.

9.6                               Intentionally omitted.

9.7                               Third Party Claims.

(a)                                 In the event that any Third Party Claim is asserted or commenced against an Indemnitee with respect to which such Indemnitee is entitled to indemnification under this Section 9.7, the Indemnitee shall: (A) promptly notify the other Party of its existence, setting forth in writing with reasonable specificity the facts and circumstances of which such Indemnitee received notice; and (B) specify the basis hereunder upon which the Indemnitee’s Claim for indemnification is asserted.  Any notice of a Third Party Claim delivered by a Motif Indemnitee to Nuprim Shareholders’ Representative shall satisfy any obligation of such Motif Indemnitee to provide notice to any of Nuprim Shareholders pursuant to this Section 9.7.

(b)                                 Except as herein provided, the Indemnitee shall not, and the Party from whom indemnification is sought (the “Indemnitor”) shall, have the right to contest, defend, litigate or settle such Third Party Claim, if the defense of a Third Party Claim is so tendered and within thirty (30) days thereafter the Indemnitor accepts such tender and acknowledges in writing without qualification its indemnification obligation hereunder, subject only to the limitations on indemnification set forth in this Agreement, including Section 9.3.  The Indemnitee shall have the right to be represented by counsel at its own expense in any such contest, defense, litigation or settlement conducted by the Indemnitor.  The Indemnitor shall lose its right to contest, defend, litigate and settle the Third Party Claim if it shall fail to diligently contest the Third Party Claim.  So long as the Indemnitor has not lost its right to contest, defend, litigate and settle as herein provided, the Indemnitor shall have the right to contest, defend and litigate the Third Party Claim and shall have the right to enter into any settlement of any Third Party Claim; provided, that such settlement includes an unconditional written release from all liability in respect of such Third Party Claim; provided, further, that the Indemnitor may not enter into any settlement of any Third Party Claim without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Indemnitee if pursuant to or as a result of such settlement: (A) injunctive or other equitable relief would be imposed against the Indemnitee; (B) such settlement would or could reasonably be expected to lead to any liability or create any financial or other obligation on the part of the Indemnitee; or (C) such settlement would adversely affect the conduct of the Business.  The Indemnitor shall not be entitled to assume control of a Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnitee if: (X) the Third Party Claim relates to or arises in connection with any criminal Proceeding, action, indictment or allegation; (Y) the Third Party Claim seeks injunctive or other equitable relief, or Motif reasonably believes that the Third Party Claim, if adversely determined, would impair in any material respect the financial condition, business, operations, reputation or prospects of Motif; or (Z) the interests of the Indemnitee in the Third Party Claim is or can reasonably be expected to be adverse to the interests of the Indemnitor.  If the Indemnitee has assumed control of the defense of a Third Party Claim pursuant to the foregoing sentence, it shall not agree to any settlement without the consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed), provided Indemnitor has acknowledged in writing without qualification its indemnification obligation hereunder, subject only to the limitations on indemnification set forth in this Agreement, including Section 9.3.  Subject to any applicable limitations set forth in Section 9.3, all expenses (including attorneys’ fees) incurred by the Indemnitor in connection with the foregoing shall be paid by the Indemnitor.  If an Indemnitee is entitled to indemnification against a Third Party Claim, and the Indemnitor fails to accept a tender of the defense of a Third Party Claim pursuant to this Section 9.7(b), or if, in accordance with the foregoing, the Indemnitor shall lose its right to contest, defend, litigate and settle such a Third Party Claim, the Indemnitee shall have the right, without prejudice to its right of indemnification hereunder, in its discretion exercised in reasonable good faith and upon the advice of counsel, to contest, defend and litigate such Third Party Claim, and may settle such Third Party Claim, either before or after the initiation of litigation, at such time and upon such terms as the Indemnitee deems fair and reasonable.  If, pursuant to the preceding sentence, the Indemnitee so contests, defends, litigates or settles a Third Party Claim for which it is entitled to indemnification hereunder, the Indemnitee shall be reimbursed by the Indemnitor for the reasonable attorneys’ fees and other expenses of contesting, defending, litigating and settling the Third Party Claim which are incurred from time to time, promptly following the presentation to the Indemnitor of itemized bills for such attorneys’ fees and other expenses, subject, however, to any applicable limitations set forth in Section 9.3.  The Indemnitor and Indemnitee shall reasonably cooperate with one another in the contest, defense or litigation of any Third Party Claim.

(c)                                  Nuprim Shareholders’ Representative shall represent Nuprim Shareholders in all matters related to Third Party Claims and shall control all decisions to be made by or otherwise concerning Nuprim Shareholders with respect to any Third Party Claims.

ARTICLE X
NUPRIM SHAREHOLDERS’ REPRESENTATIVE

10.1                        Appointment of Nuprim Shareholders’ Representative.  By execution and delivery of this Agreement and/or acceptance of any consideration contemplated by this Agreement, each Nuprim Shareholder, for itself, himself or herself, and for its, his or her successors and assigns, hereby irrevocably makes, constitutes and appoints R. Michael Floyd (the “Nuprim Shareholders’ Representative”), to act for and on behalf of such Nuprim Shareholder in connection with this Agreement and the Transactions and with respect to any Claim or matter arising under this Agreement, whether before or after Closing, and R. Michael Floyd, hereby accepts such appointment and agrees to serve without compensation.  Each Nuprim Shareholder acknowledges that the appointment of R. Michael Floyd as Nuprim Shareholders’ Representative and the power of attorney granted in this Section 10.1: (i) is coupled with an interest and is irrevocable; and (ii) shall survive the death, incapacity, bankruptcy, dissolution or liquidation of each Nuprim Shareholder.

10.2                        Powers and Authority of Nuprim Shareholders’ Representative.  In furtherance of the appointment of Nuprim Shareholders’ Representative, each Nuprim Shareholder fully and without restriction:

(a)                                 Agrees to be bound by all notices given and received and agreements and determinations made by and documents executed and delivered by Nuprim Shareholders’ Representative pursuant to or arising under this Agreement.

(b)                                 Authorizes Nuprim Shareholders’ Representative to undertake any or all of the following on their behalf:

(i)                                     Deliver to Motif all certificates, documents and instruments to be delivered to Motif by Nuprim Shareholders pursuant to this Agreement, together with any certificates and documents executed by Nuprim Shareholders and deposited with Nuprim Shareholders’ Representative for such purpose;

(ii)                                  Deliver to Motif the Nuprim Shares;

(iii)                               Receive the Equity Consideration, and all other certificates, documents and instruments to be delivered to Nuprim Shareholders by Motif pursuant to this Agreement;

(iv)                              Dispute or refrain from disputing any Claim made by Motif under this Agreement, including, but not limited to, all claims for indemnification by Nuprim Shareholders or against Nuprim Shareholders and the resolution of any Tax matter (including all matters contemplated pursuant to Section 8.10, Section 8.11 and Section 8.13) and to negotiate, compromise, litigate or resolve any such matters on behalf of Nuprim Shareholders;

(v)                                 Coordinate payment of, and pay, any amounts owing to Motif from Nuprim Shareholders under this Agreement;

(vi)                              Exercise or refrain from exercising any remedies available to Nuprim Shareholders under this Agreement;

(vii)                           Sign and deliver any releases or waivers, or other documents with respect to any dispute or remedy;

(viii)                        Waive any condition contained in this Agreement and negotiate, execute and deliver any amendment or amendments to this Agreement;

(ix)                              Retain on behalf of Nuprim Shareholders such counsel, accountants and other professional advisors as Nuprim Shareholders’ Representative reasonably deems necessary to assist in the performance of his duties hereunder and arrange for the payment of the fees, costs and expenses thereof;

(x)                                 Give and receive such notices and instructions and do or refrain from doing such other things as Nuprim Shareholders’ Representative deems necessary or appropriate to carry out the provisions of this Agreement in the best interests of Nuprim Shareholders; and

(xi)                              and any other actions as required under operation of this agreement.

10.3                        Successor Representatives.  If Nuprim Shareholders’ Representative resigns, dies or becomes incapacitated, his successor will be appointed by Nuprim Shareholders owning a majority of the Nuprim Shares.  The decisions and actions of any successor Nuprim Shareholders’ Representative will be, for all purposes, those of Nuprim Shareholders’ Representative as if originally named herein.  The death or incapacity of any Nuprim Shareholder will not terminate the authority and agency of Nuprim Shareholders’ Representative as herein designated and their successors as provided for herein.  Nuprim Shareholders’ Representative shall provide prompt written notification to Nuprim Shareholders and Motif of the identity of any newly appointed Nuprim Shareholders’ Representative.

10.4                        Motif Reliance.  Motif will be entitled to rely exclusively upon any communication given or other action taken by Nuprim Shareholders’ Representative and will not be liable to Nuprim Shareholders or any other Person for any action taken or not taken in reliance upon the direction of Nuprim Shareholders’ Representative.  Motif will not be obligated to inquire as to the authority of Nuprim Shareholders’ Representative with respect to the taking of any action that Nuprim Shareholders’ Representative takes on behalf of Nuprim Shareholders.

ARTICLE XI
TERMINATION

11.1                        Pre-Closing Termination.  This Agreement may be terminated at any time prior to the Closing as follows:

(a)                                 By the mutual written consent of Motif and Nuprim Shareholders’ Representative;

(b)                                 By Nuprim Shareholders’ Representative (if none of Nuprim Shareholders or Nuprim are then in breach of any material term of this Agreement), if Motif shall: (i) fail to perform in any material respect its agreements contained in this Agreement required to be performed on or prior to the Closing Date; or (ii) materially breaches any of its representations, warranties or covenants contained in this Agreement, which failure or breach is not cured within ten (10) days after Nuprim Shareholders’ Representative has notified Motif in writing of his intent to terminate this Agreement pursuant to this Section 11.1(b);

(c)                                  By Motif (if Motif is not then in breach of any material term of this Agreement), if any of Nuprim Shareholders on behalf of Nuprim Shareholders or Nuprim shall: (i) fail to perform in any material respect their or its agreements contained in this Agreement required to be performed on or prior to the Closing Date; or (ii) materially breach any of their or its respective representations, warranties or covenants contained in this Agreement, which failure or breach is not cured within ten (10) days after Motif has notified Nuprim Shareholders’ Representative in writing of Motif’s intent to terminate this Agreement pursuant to this Section 11.1(c);

(d)                                 By Nuprim Shareholders’ Representative, upon written notice to Motif, if the Closing has not occurred on or before March 31, 2015 for any reason other than delay or nonperformance of any of Nuprim Shareholders or Nuprim;

(e)                                  By Nuprim Shareholders’ Representative, on the one hand, or by Motif, on the other hand, if there shall be any final, non-appealable, order, writ, injunction or decree of any Governmental Authority of competent jurisdiction binding on Nuprim Shareholders or Nuprim, or on Motif, which prohibits or restrains such other Person from consummating the Transactions.

(f)                                   In the event of the termination of this Agreement pursuant to Section 11.1(a) or Section 11.1(c), no Party will have any liability under this Agreement to any other Party, except: (a) that nothing herein shall relieve any Party from any liability for any breach of any of the representations, warranties, covenants and agreements set forth in this Agreement; and (b) the provisions of, Article XII and Article XIII shall survive such termination.  In the event of the termination of this Agreement pursuant to Section 11.1(b) or Section 11.1(d), this Agreement shall be considered null and void except as follows: Motif shall release the Escrowed Shares and deliver them, along with any Iclaprim Assets in Motif’s possession, to the Nuprim Shareholders’ Representative within thirty (30) days of the termination of the Agreement; and, except as set forth herein, the Parties shall have no further rights or obligations under this Agreement or any other agreements entered into in anticipation of the Transaction.

11.2                        Other Termination Rights.  In addition to, and notwithstanding anything stated in, Section 11.1, this Agreement may also be terminated as follows:

(a)                                 By Nuprim Shareholders’ Representative, on behalf of Nuprim Shareholders, upon written notice to Motif, in the event the conditions precedent set forth in Section 4.4 of this Agreement are not met as follows: On or before March 31, 2015, Motif UK must complete the Admission.  Motif UK must also raise a minimum of three million Pounds Sterling (3,000,000 BPS), with such raise occurring on or prior to the Admission.

(b)                                 By Motif, upon written notice to Nuprim Shareholders’ Representative, if at any time prior to the Closing Date, Motif is unsatisfied with its due diligence review or any other agreements entered into in anticipation of the Transactions, or if any Closing Conditions pursuant to Section 4.3 have not been achieved.

(c)                                  By Nuprim Shareholders, upon written notice to Motif in the event Motif fails to advance the development of the Iclaprim Product by commencing clinical development by or before February 15, 2017.

(d)                                 In the event of a termination of this Agreement pursuant to Section 11.2(a)  or Section 11.2(b), this Agreement shall be considered null and void except as follows: within thirty (30) days of Motif’s receipt of notice from Nuprim Shareholders pursuant to Section 11.2(a)(or Motif’s delivery of notice to Nuprim Shareholders’ Representative pursuant to Section 11.2(b)), Motif shall release the Escrowed Shares and deliver them, along with any Iclaprim Assets in Motif’s possession, to the Nuprim Shareholders’ Representative.  In the event of a termination pursuant to Section 11.2(c), Nuprim Shareholders may retain their entire Equity Interests, and Nuprim Shareholders may reacquire the Iclaprim Assets for a purchase price of $10,000, in which event the Iclaprim Assets shall be delivered to the Nuprim Shareholders’ Representative. Except as set forth herein, the Parties shall have no further rights or obligations under this Agreement or any other agreements entered into in anticipation of the Transaction.

ARTICLE XII
DISPUTE RESOLUTION

All disputes arising under this Agreement or any other document referenced in this Agreement, except as provided in Section 8.10 and Section 8.11, shall be settled in accordance with this Article XII; provided, however, that nothing in this Article XII shall preclude any Party from seeking injunctive relief in a court of competent jurisdiction in accordance with Section 13.9 hereof.

12.1                        Arbitration.  The Parties will make a good faith effort to resolve any dispute, controversy or Claim arising out of or relating to this Agreement amongst themselves for a period of thirty (30) days.  If the Parties are unable to reach a mutually acceptable resolution of such dispute, controversy or Claim within thirty (30) days, the matter shall be submitted to and settled by arbitration in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”).  If AAA is unable or unwilling to arbitrate the matter, the matter shall be settled by arbitration conducted in accordance with the Center for Public Resources Rules for Non-administered Arbitration of Business Disputes before a neutral advisor selected by the Center for Public Resources from its National CPR Panel.  The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§ 1-16, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof.  The place of arbitration shall be New York, New York.

12.2                        Good Faith.  The Parties covenant and agree that they will participate in any such arbitration in good faith. This Section 12.2 applies equally to requests for temporary, preliminary or permanent injunctive relief, and shall not be deemed to be waived by any action by any Party to seek temporary or preliminary injunctive relief by court proceedings.

12.3                        Procedure.  In connection with any arbitration Proceeding, the arbitrator shall have the power to order the production of documents by each party thereto and any third-party witnesses.  In addition, each party may take up to three depositions as of right, and the arbitrator may in its discretion allow additional depositions upon good cause shown by the moving party.  However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission.  In connection with any arbitration, each party shall provide to the other, no later than seven (7) Business Days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witness or expert.  The arbitrator’s decision and award shall be made and delivered within forty-five (45) days of the selection of the arbitrator. The arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability. The arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each Party hereby irrevocably waives any claim to such damages.  The arbitrator shall have the right to require one party to such arbitration to bear all or a portion of the expenses of the other party(ies) to the arbitration.

12.4                        Consent to Jurisdiction and Venue.  Each Party hereby irrevocably (i) submits to the jurisdiction of the state and federal courts in the State of Delaware, in and for the County of

Wilmington, in connection with any suit, action or Proceeding arising from or in any way related to this Agreement, and (ii) waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or Proceeding, any Claim that it is not subject to personal jurisdiction in the above-named courts, that its property is exempt or immune from attachment or execution (except as protected by applicable Law), that the suit, action or Proceeding is brought in an inconvenient forum, that the venue of the suit, action or Proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court, and (iii) waives and agrees not to seek any review by any court of any other jurisdiction which may be called upon to grant an enforcement of the judgment of any such court. Each Party hereby consents to service of process by registered mail pursuant to the notice provisions in Section 13.2.  Each Party agrees that its submission to jurisdiction and venue and its consent to service of process by mail are made for the express benefit of the Parties.  Final judgment against any Party in any such action, suit or Proceeding may be enforced in other jurisdictions by suit, action or Proceeding on the judgment, or in any other manner provided by or pursuant to the Laws of such other jurisdiction.

ARTICLE XIII
MISCELLANEOUS

13.1                        Costs.  Regardless of whether the Transactions are consummated, except as otherwise provided in this Agreement, each Party shall be responsible for, and shall bear, its own costs and expenses (including any broker’s or finder’s fees) incurred in connection with this Agreement and the Transactions.

13.2                        Notices.  Any notice or other communication required or which may be given hereunder shall be ineffective unless given in writing and shall be deemed duly given: (a) when delivered in person; (b) when transmitted via electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid); (c) when transmitted via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid); (d) the day following the date (except if not a Business Day, then the next Business Day) on which the same has been delivered with charges prepaid to a reputable national overnight air courier service; or (e) the third  (3rd) Business Day following the day on which the same is mailed by certified (with the sender’s receipt postmarked by a postal employee), registered (in either case, with a copy by ordinary first class mail) or express mail, postage prepaid.  All notices or other communications shall be given to the intended recipient as follows:

If to Nuprim prior to the Closing Date:

Nuprim, Inc.

4800 Hampden Lane, Suite 200

Bethesda, MD 20814-4836

Attention: R. Michael Floyd

Email: mfloyd@lsmgrp.com

Fax: 301 986 4811

With a copy (which shall not constitute notice or such other communication) to:

William Oshinsky

2219 Saddlehorn Drive

Park City, Utah 84098

301-807-2486

woceansky@aol.com

If to Nuprim Shareholders and/or Nuprim Shareholders’ Representative, then to:

R. Michael Floyd

4800 Hampden Lane, Suite 200

Bethesda, MD 20814-4836

Attention: R. Michael Floyd

Email: mfloyd@lsmgrp.com

Fax: 301 986 4811

With a copy (which shall not constitute notice or such other communication) to:

William Oshinsky

2219 Saddlehorn Drive

Park City, Utah 84098

301-807-2486

woceansky@aol.com

If to Motif, then to:

Motif BioSciences Inc.

330 Madison Avenue

New York, NY 10017 USA

Attn: Graham G. Lumsden, Chief Executive Officer

Fax No.: (212) 210 6271

Email: glumsden@motifbio.com

With a copy (which shall not constitute notice or such other communication) to each of:

Reed Smith LLP

599 Lexington Avenue, 22nd Floor

New York, NY  10022

Attn:  William Haddad

Fax No: (212) 521-5450

Email:  whaddad@reedsmith.com

Reed Smith LLP

101 Second Street, Suite 1800

San Francisco, CA 94105

Attn:  Garth Osterman

Fax No: (415) 391-8269

Email:  gosterman@reedsmith.com

The designation of the person to be so notified or the address of such person for the purposes of such notice may be changed from time to time by notice hereunder.

13.3                        Entire Agreement.  The Agreement and all related documents collectively constitute the entire agreement among the Parties concerning the subject matter hereof and supersede any and all prior written agreements and any and all prior or contemporaneous oral agreements or understandings relating to the subject matter hereof.  All negotiations among or between any of the Parties are superseded by the documents set forth in the first sentence of this Section 13.3, and there are no representations, warranties, promises, understandings or agreements, oral or written, in relation to the subject matter hereof among or between any of the Parties other than those expressly set forth or expressly incorporated herein.

13.4                        Conflict.  In the event of a conflict between this Agreement and the Term Sheet, or any other Exhibit, this Agreement shall govern.

13.5                        Waivers and Amendments.  Except as otherwise provided herein, this Agreement may not be amended, modified, superseded, canceled, renewed or extended, nor may any term or condition hereof be waived, except by a written instrument or document, which states that it is amending, modifying, superseding, cancelling, renewing, extending, or waiving a term or condition of, this Agreement, as the case may be, signed by Motif and Nuprim Shareholders’ Representative or, in the case of a waiver, signed by the Party sought to be charged therewith.  No waiver by any Party of the breach of any provision hereof shall be deemed to constitute a waiver of any continuing or subsequent breach of such provision or any other provision hereof.  No failure or delay by any Party in exercising any right, power, privilege or remedy hereunder will operate as a waiver thereof.  The rights and remedies expressly granted hereunder shall be cumulative with respect to, and shall not be deemed to exclude, any other rights and remedies to which any Party shall be entitled at Law or in equity.

13.6                        Binding Effect; Assignment.  Except as provided below, this Agreement and all of the terms and provisions hereof shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties and their respective successors, assigns, heirs, executors, administrators and personal representatives, except that (i) no transfer or assignment of all or any part of this Agreement or any right or obligation hereunder may be assigned by Nuprim or Nuprim Shareholders without the Motif’s prior written consent, which consent may not be unreasonably withheld, and (ii) prior to Closing, Motif may not transfer or assign this Agreement or any right or obligation hereunder without Nuprim Shareholders’ prior written consent which consent may not be unreasonably withheld.  Notwithstanding the foregoing, Motif may assign its rights and obligations hereunder to any Affiliate without the prior approval of Nuprim Shareholders’ Representative acting on behalf of Nuprim Shareholders and, prior to the Closing, Nuprim, but any such assignment by Motif shall not relieve Motif from its obligations to Nuprim (prior to the Closing) and Nuprim Shareholders hereunder.

13.7                        No Rescission.  No Party shall be entitled to rescind the Transactions by virtue of any failure of any Party’s representations and warranties herein to have been true or any failure by any Party to perform its obligations hereunder.

13.8                        Governing Law.  This Agreement shall be construed in accordance with and governed by the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

13.9                        Specific Performance.  Each Party acknowledges and agrees that each other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each Party agrees that each other Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any action instituted in any court having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity.  Each Party agrees to waive the defense that a remedy at law would be adequate in any action for specific performance under this Section 13.9.

13.10                 Waiver of Jury Trial.  EACH OF THE PARTIES WAIVE ANY RIGHT HE OR IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT, OR ACTION OF ANY PARTY.

13.11                 Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

13.12                 Agreement Severable.  This Agreement shall be deemed to be severable, so that if the application of any provision (or any portion thereof) hereof to any Person or circumstances shall be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, all remaining provisions hereof shall continue to remain valid and in full force and effect in accordance with their terms, so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

13.13                 Counterparts.  This Agreement may be executed and delivered in any number of counterparts (and delivered by facsimile, electronic mail or other electronic exchange), each of which shall be deemed to be an original as against any Party whose signature appears thereon, and all of which shall together constitute one and the same instrument.  This Agreement shall be binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the Parties reflected on this Agreement as the signatories.

13.14                 No Third Party Beneficiaries.  Except as set forth in Section 8.19, this Agreement shall not confer any rights or remedies upon any Person other than the Parties, Motif UK, the Indemnitees and their respective heirs, representatives, successors and permitted assigns.

13.15                 Public Announcements.  None of Motif, Nuprim, Nuprim Shareholders or Nuprim Shareholders’ Representative (or any of their respective Affiliates) shall make any public announcement or communication or issue any circular in connection with the existence or the subject matter of this Agreement without the prior written approval of all the other Parties (such approval not to be unreasonably withheld, conditioned or delayed).  The restriction in this Section 13.15 shall not apply to the extent that the public announcement, communication or circular is required by Law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction to which the Party is subject or submits, whether or not the requirement has the force of Law.  If this exception applies, the Party making the public announcement or communication or issuing the circular shall use its reasonable efforts to consult with the other parties in advance as to its form, content and timing.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF and intending to be legally bound hereby, the Parties have executed this Agreement and Plan of Merger as of the date first set forth above.

MOTIF

Motif Biosciences Inc.,
a Delaware corporation

By:	/s/ Graham G. Lumsden
Name: Graham G. Lumsden
Title: Chief Executive Officer

NUPRIM SHAREHOLDERS

/s/ R. Michael Floyd
R. Michael Floyd, Shareholder

/s/ Khalid Islam
Khalid Islam, Shareholder

/s/ Brad Spellberg
Brad Spellberg, Shareholder

/s/ Sergio Lociuro
Sergio Lociuro, Shareholder

NUPRIM SHAREHOLDERS’ REPRESENTATIVE

/s/ R. Michael Floyd
R. Michael Floyd

NUPRIM

Nuprim, Inc.,
a Maryland corporation

By:	/s/ R. Michael Floyd
Name:	R. Michael Floyd
Title:	President and CEO

[Signature Page to Nuprim-Motif Agreement and Plan of Merger]

Exhibit A

Iclaprim Assets

Iclaprim Assets consist of any tangible and intangible assets pertaining to the pharmaceutical product Iclaprim, owned or licensed by Roche prior to September 13, 2013, consisting of the following:

i.                                          Abandoned patents, as listed in Annex-1.

ii.                                       information, know-how and goodwill, as contained in the Annex-2;

iii.                                    available health and regulatory registrations and/or applications, as contained in Annex-3;

iv.                                   documentation, records, and work product as contained in Annex-4;

v.                                      the agreements (and pertaining rights and obligations thereunder) as listed on Annex-5.

Iclaprim Assets shall not include any Trademarks.  Iclaprim Assets also include but are not restricted to rights to: (A) the Iclaprim API, physical and chemical characteristics of the compounds and/or biologic substances relating to the product (racemate and enantiomers), product specifications, manufacturing processes and operations, compositions, formulations, formulation techniques, analytical methods, safety and efficacy data, and testing data related to the Iclaprim Assets; and  (B) LSMG’s and/or Nuprim’s know-how, trade secrets, ideas, inventions and other information of a technical, regulatory and scientific nature and preclinical and/or preclinical trial data as well as clinical and/or clinical trial data relating to the safety and efficacy of the Iclaprim Assets, all for use in the Field, as that term is defined in the Agreement.

[Exhibits to Agreement and Plan of Merger]

Annex- 1

Abandoned Patents

Patent-Number	Title	Legal Status
AU708578	Diaminopyrimidines, pharaceutical compositions...	Abandoned
BRPI9611871-7	Diaminopyrimidines, pharaceutical compositions...	Abandoned
CA2,238,521	Diaminopyrimidines, pharaceutical compositions...	Abandoned
CNZL96198783.9	Diaminopyrimidines, pharaceutical compositions...	Abandoned
EP866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
EP1149834	Diaminopyrimidines, pharaceutical compositions...	Abandoned
AT866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
BE866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
CH866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
DE866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
DK866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
ES866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
F1866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
FR866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned

[Annexes to Agreement and Plan of Merger]

GB866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
GR866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
1E866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
IT866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
W866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
NL866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
PT866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
8E866791	Diaminopyrimidines, pharaceutical compositions...	Abandoned
JP3309340	Diaminopyrimidines, pharaceutical compositions...	Abandoned
KR10-0417207	Diaminopyrimidines, pharaceutical compositions...	Abandoned
MX205442	Diaminopyrimidines, pharaceutical compositions...	Abandoned
TR 1998 01014 B	Diaminopyrimidines, pharaceutical compositions...	Abandoned
US 5,773,446	Diaminopyrimidines, pharaceutical compositions...	Abandoned
AU 2006215788	Novel processes for preparation of a 2H-Chromene	Abandoned
BG109937 A	Novel processes for preparation of a 2H-Chromene	Abandoned
BR PI 0607797-8	Novel processes for preparation of a 2H-Chromene	Abandoned

2

CA 2,596,669	Novel processes for preparation of a 2H-Chromene	Abandoned
CN ZL101115743A	Novel processes for preparation of a 2H-Chromene	Abandoned
CN102140094A	Novel processes for preparation of a 2H-Chromene	Abandoned
CNZL2011100324952	Novel processes for preparation of a 2H-Chromene	Abandoned
CZ PV2007-536	Novel processes for preparation of a 2H-Chromene	Abandoned
EE200700051 A	Novel processes for preparation of a 2H-Chromene	Abandoned
EP1856106	Novel processes for preparation of a 2H-Chromene	Abandoned
EP10184131	Novel processes for preparation of a 2H-Chromene	Abandoned
HK1111997	Novel processes for preparation of a 2H-Chromene	Abandoned
HU P 07 00604	Novel processes for preparation of a 2H-Chromene	Abandoned
IL 184404	Novel processes for preparation of a 2H-Chromene	Abandoned
IN 3617/CHENP/2007	Novel processes for preparation of a 2H-Chromene	Abandoned
JF 2007-555597	Novel processes for preparation of a 2H-Chromene	Abandoned
KR 2007-7021394	Novel processes for preparation of a 2H-Chromene	Abandoned
MX/A/2007/009282	Novel processes for preparation of a 2H-Chromene	Abandoned
NO 2007 3701	Novel processes for preparation of a 2H-Chromene	Abandoned

3

NZ556800	Novel processes for preparation of a 2H-Chromene	Abandoned
R0122912	Novel processes for preparation of a 2H-Chromene	Abandoned
RU2397980	Novel processes for preparation of a 2H-Chromene	Abandoned
TR2007 05187 B	Novel processes for preparation of a 2H-Chromene	Abandoned
TWO95105426	Novel processes for preparation of a 2H-Chromene	Abandoned
US2008 0221324-A1	Novel processes for preparation of a 2H-Chromene	Abandoned
ZA2007/06421	Novel processes for preparation of a 2H-Chromene	Abandoned
AU2008354622	Aqueous pharmaceutical formulation	Abandoned
CA 2,721,014	Aqueous pharmaceutical formulation	Abandoned
1N7118/CHENP/2010	Aqueous pharmaceutical formulation	Abandoned
W02009124586	Aqueous pharmaceutical formulation	Abandoned
EP2280688	Aqueous pharmaceutical formulation	Abandoned
BR PI 0822580-0	Aqueous pharmaceutical formulation	Abandoned
CNZL102112108A	Aqueous pharmaceutical formulation	Abandoned
JP 2011-503341	Aqueous pharmaceutical formulation	Abandoned
KR 10-2010-7023886	Aqueous pharmaceutical formulation	Abandoned

4

MX/A/2010/011117	Aqueous pharmaceutical formulation	Abandoned
TW097112657	Aqueous pharmaceutical formulation	Abandoned
US 7,947,293	Aqueous pharmaceutical formulation	Abandoned
ZA2010/07185	Aqueous pharmaceutical formulation	Abandoned
Z1_200480022787.6	Novel processes for preparation of a 2H-Chromene	Abandoned
ZL2010101517568	Novel processes for preparation of a 2H-Chromene	Abandoned
EP1656369	Novel processes for preparation of a 2H-Chromene	Abandoned
HU P 06 00231	Novel processes for preparation of a 2H-Chromene	Abandoned
IN 478/CHENP/2006	Novel processes for preparation of a 2H-Chromene	Abandoned
JP 2006-522311	Novel processes for preparation of a 2H-Chromene	Abandoned
KR 10-2006-7002680	Novel processes for preparation of a 2H-Chromene	Abandoned
NO 2006 0643	Novel processes for preparation of a 2H-Chromene	Abandoned
US 7,893,262	Novel processes for preparation of a 2H-Chromene	Abandoned

5

Annexes- 2-5

[TO BE PROVIDED]

[• information, know-how and goodwill from the Dossier (Annex-2)

• available health and regulatory registrations and/or applications, as contained in the Dossier (Annex-3)

• documentation, records, and work product a contained in the Dossier (Annex-4)

• all the “other agreements” pertaining to Iclaprim “as contained in the Dossier (Sale and Purchase Agreements between F. Hoffman-LaRoche and Arpida Ltd. dated June 1, 2001 will also be scheduled out in the Annexes (Annex-5))]

6